Exhibit 99.83

Execution Version

UNDERWRITING AGREEMENT

May 22, 2018

CannTrust Holdings Inc.

3280 Langstaff Road, Building 1, Unit 1

Vaughan, Ontario L4K 5B6

Attention: Eric Paul, Chief Executive Officer

Dear Sirs/Mesdames:

Canaccord Genuity Corp. and Canaccord Genuity Group of Companies (collectively, “Canaccord”) and GMP Securities L.P. (“GMP”), as co-lead underwriters (collectively, Canaccord and GMP are referred to herein as the “Co-Lead Underwriters”), Echelon Wealth Partners, Bloom Burton Securities Inc., Cormark Securities Inc. and Haywood Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) each hereby, severally, and not jointly nor jointly and severally, offers and agrees to purchase for resale, on a “bought deal” basis, on the basis of the respective percentages set forth opposite the name of each Underwriter in Section 17.1, from CannTrust Holdings Inc. (the “Company”) an aggregate of 9,700,000 units (the ” Initial Units”) of the Company at a price of $9.00 per Unit (the “Purchase Price”), upon and subject to the terms and conditions set forth in this underwriting agreement (this “Agreement”) and in accordance with the Offering Documents (as defined below), and the Company, by its acceptance hereof, agrees to issue and sell to the Underwriters all but not less than all of the Initial Units on the Closing Date (as defined below), at the Purchase Price, for aggregate gross proceeds of $87,300,000 (the “Offering”). The Co-Lead Underwriters shall act as the co-bookrunners of the Offering.

Each Initial Unit shall be comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of two years following the Closing Date (as defined below) at an exercise price of $12.00 per Warrant Share, subject to adjustment in certain events. In the event that the daily volume weighted average trading price of the Common Shares for 10 consecutive trading days on the Toronto Stock Exchange (“TSX”) exceeds $18.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than 15 trading days’ notice of such acceleration provided to the holders of the Warrants pursuant to a written notice to Warrant holders and a news release issued by the Corporation. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture (as defined below). In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants as set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

In addition, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase, severally, and not jointly nor jointly and severally, at the Option Closing Time (as defined below) on the basis set forth below, in whole or in part and from time to time, up to 1,455,000 additional units of the Company (the “Additional Units”), having the same terms as the Initial Units, at a purchase price per Additional Unit equal to the Purchase Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Underwriters, and shall be exercisable to acquire (i) Additional Units at the Purchase Price; (ii) additional common shares in the capital of the Company (the “Additional Shares”) at a purchase price of $8.70 per Additional Share; (iii) additional warrants (the “Additional Warrants”, and together with the Additional Units and the Additional Shares, the “Additional Securities”) at a purchase price of $0.30 per Additional Warrant, at the discretion of the Underwriters; or (iv) any combination of Additional Shares and/or Additional Warrants, provided that no more than the aggregate of 1,455,000 Additional Shares and 727,500 Additional Warrants are issued pursuant to the exercise of the Over-Allotment Option. If Canaccord, on behalf of the Underwriters, elects to exercise all or any portion of the Over-Allotment Option from time to time, Canaccord shall provide written notice (the “Exercise Notice”) to the Company not later than the two Business Days prior to the Option Closing Date (as defined below) specifying the aggregate number of Additional Securities, to be purchased by the Underwriters and the date on which such Additional Securities, are to be purchased (an “Option Closing Date”) and the Company shall be obligated to issue and sell such number of Additional Securities on such Option Closing Date. Such date may be the same as the Closing Date but not earlier than the Closing Date nor later than 30 days following the Closing Date. If the Over-Allotment Option is exercised in accordance with the foregoing, each Underwriter severally, and not jointly nor jointly and severally, agrees to purchase such portion of the Additional Securities (subject to such adjustments to eliminate fractional shares as Canaccord, on behalf of the Underwriters, may determine) as is set out in Section 17.1 opposite the name of such Underwriter. The Initial Units and the Additional Securities are collectively referred to herein as the “Offered Securities”. Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option.

In consideration of the Underwriters’ agreement to purchase the Offered Securities and to offer them to the public pursuant to the Prospectus, the Company agrees to pay to the Underwriters: (A) at or prior to the Closing Time (as defined below) on the Closing Date (as defined below) an aggregate cash fee equal to 5.50% of the gross proceeds from the sale of the Initial Units; and (B) at or prior to the closing time on each Option Closing Date an aggregate cash fee equal to 5.50% of the gross proceeds from the sale of Additional Securities at that time (the fees referred to in (A) and (B) above are collectively the “Underwriters Fees”) and the Underwriters Fees shall be fully earned by the Underwriters at such time or times.

The Company agrees that the Underwriters will be permitted to appoint, at the sole cost and expense of the Underwriter so appointing, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering, and that such Underwriter may determine the remuneration payable to such other dealers appointed by it; provided that, for certainty, the Company shall not have any liability for any such remuneration.

The Offered Securities may be distributed in each of the provinces of Canada, other than the Province of Québec (the “Qualifying Jurisdictions”) by the Underwriters pursuant to the Prospectus (as defined below) and the Company and the Underwriters agree that any offers to sell or sales of the Offered Securities to, or for the account or benefit of, persons in the United States (as defined below) or U.S. Persons (as defined below) will (i) be made in compliance with Schedule A attached hereto, which forms part of this Agreement, and allows for the Underwriters, acting through their U.S. Affiliates (as defined below), to offer and re-sell the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons that are Qualified Institutional Buyers (as defined below) in accordance with Rule 144A (as defined below); (ii) be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act or applicable state securities laws; and (iii) be conducted through one or more duly registered U.S. Affiliates of the Underwriters in compliance with applicable federal and state securities laws of the United States. In addition, the Units may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions, provided the Company consents to such sales and no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions. The Underwriters agree that all offers and sales of Offered Securities outside the United States have been made and will be made in accordance with the requirements of Schedule A applicable thereto.

The following are the terms and conditions of this Agreement among the Company and the Underwriters.

SECTION 1

DEFINITIONS

In addition to the terms defined above, in this Agreement:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act;

“ACMPR Licences” means the licences issued to the Company and any Subsidiary pursuant to the ACMPR and includes, without limitation, the Cultivation Licence, the Producer’s Licence and the Research Licence;

“Additional Securities” has the meaning given to it on the second page hereof;

“Additional Shares” has the meaning given to it on the second page hereof;

“Additional Units” has the meaning given to it on the first page hereof;

“Additional Warrants” has the meaning given to it on the second page hereof;

“affiliate” has the meaning given to it in the Securities Act (Ontario);

“Agreement” has the meaning given to it on the first page hereof;

“Apotex JV” means the development, license and supply agreement dated December 23, 2016 between Apotex Inc. and CannTrust;

“Applicable Anti-Money Laundering Laws” has the meaning given to it in Section 8.1(ttt);

“Applicable Healthcare Laws” has the meaning given to it in Section 8.1(r);

“Applicable IP Laws” means all applicable federal, provincial, state and local laws and regulations applicable to Intellectual Property in Canada, the United States and the jurisdictions in which the Company and/or any of the Subsidiaries has registered Intellectual Property;

“Audited Financial Statements” means the audited financial statements of the Company for the fiscal years of the Company ended December 31, 2017 and 2016, and the notes thereto and the auditors’ report thereon;

“Bought Deal Letter” means the letter dated May 15, 2018, as amended on May 15, 2018, between the Company, Canaccord and GMP;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in Toronto, Ontario;

“Canaccord” has the meaning given to it on the first page hereof;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions including the respective rules and regulations made thereunder together with applicable published national, multilateral and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings and orders, if any, of the Securities Commissions and all rules, by-laws and regulations governing the TSX, all as the same are in effect at the date hereof and as amended, supplemented or replaced from time to time during the period of Distribution of the Offered Securities;

“CannTrust” means CannTrust Inc.;

“CCTPC” means Cannabis Coffee & Tea Pod Company Ltd.;

“CCTPC Shareholders Agreement” means the CCTPC shareholders’ agreement made as of July 15, 2015, as amended on December 15, 2017 between the Corporation, SDS and CCTPC;

“CDS” has the meaning given to it in Section 12.2(a) of this Agreement;

“CIPO” means the Canadian Intellectual Property Office;

“Claims” has the meaning given to it in Section 14.1 of this Agreement;

“Closing” means the completion of the sale by the Company and the purchase by the Underwriters, of the Initial Units pursuant to this Agreement;

“Closing Date” means June 5, 2018 or such other date as the Company and the Co-Lead Underwriters may agree upon in writing but in any event not later than 42 days after the date of the Final Receipt;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree;

“Club Coffee” means Club Coffee L.P.;

“Co-Lead Underwriters” has the meaning given to it on the first page hereof;

“Communication” has the meaning given to that term in Section 21.1 of this Agreement;

"Common Shares” has the meaning given to it on the first page hereof;

“Company” has the meaning given to it on the first page hereof;

“Company IP” means the Intellectual Property that has been developed by or for or is being developed by or for the Company and/or any of the Subsidiaries or that is being used by the Company and/or any of the Subsidiaries, other than Licensed IP;

“Company Patents” means Company IP comprised of the following Patents: Canadian Patent Application No. 2,893,697; U.S. Patent Registration No. 9,480,647; U.S. Patent Application No. 15/286,960; U.S. Patent Application No. 62/540,777; Australian Patent Application No. 2015278202; European (EPO) Patent Application No. 15809071.2; China Patent Application No. 2015800302235.00; and WIPO Patent Application No. WO2015192230;

“Condition of the Company” means the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Company and the Subsidiaries, taken as a whole;

“Contaminant” means any pollutants, hazardous wastes, Hazardous Materials or contaminants or any other matter (including any of the foregoing), which is defined or described as such pursuant to any such applicable Environmental Laws;

“Continuing Underwriters” has the meaning given to that term in Section Error! Reference source not found. of this Agreement;

“Credit Facility” means the non-revolving loan to a maximum amount of $15,000,000 provided by Meridian Credit Union on January 5, 2018 to Elmcliffe Investments Inc. and CannTrust Inc., as co-borrowers, for the purpose of providing financing on the property located at 1378, 1392 and 1396 Balfour Street, Pelham, Ontario, being the Niagara Facility;

“Cultivation Licence” means the cultivation licence issued by Health Canada to CannTrust for the Company’s 250,000 square foot Phase 1 redevelopment of the Niagara Facility under the provisions of the ACMPR;

“Defaulted Securities” has the meaning given to that term in Section Error! Reference source not found. of this Agreement;

“Disclosure Record” means the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Company under Canadian Securities Laws which have been publicly filed on the System for Electronic Document Analysis and Retrieval;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in Canadian Securities Laws;

“Documents Incorporated by Reference” means the documents specified in the Preliminary Prospectus, Final Prospectus or any Supplementary Material, as the case may be, as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Canadian Securities Laws;

“Due Diligence Session” has the meaning given to it in Section 2.3;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Canadian Securities Laws;

“Elmcliffe” means Elmcliffe Investments Inc.;

“Employee Plans” means each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Subsidiaries for the benefit of any officer or director of the Company or the Subsidiaries;

“Environmental Activity” means any past or present activity in respect of a Hazardous Material including the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Environmental Laws” means all applicable Laws currently in existence in Canada and other jurisdictions (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety or Contaminants;

“Exercise Notice” has the meaning given to it on the first page hereof;

“Final Prospectus” means the (final) short form prospectus of the Company to be prepared in connection with the Distribution in the Qualifying Jurisdictions of the Initial Units, the Over-Allotment Option and the Additional Securities under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

“Final Receipt” means the receipt issued by the Principal Regulator pursuant to the Passport System, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Promotion Order” has the meaning given to it in Section 2.6;

“Financial Statements” means, collectively, (i) the Audited Financial Statements; and (ii) the Unaudited Financial Statements;

“FSMA” has the meaning given to it in Section 2.5;

“GMP” has the meaning given to it on the first page hereof;

“Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board, or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority, and (iv) any court, tribunal or arbitral body, domestic or foreign; and, for greater certainty, includes the Securities Commissions, the TSX and Health Canada;

“Governmental Licences” has the meaning given to it in Section 8.1(o);

“Grey Wolf” means Grey Wolf Animal Health Inc.;

“Grey Wolf LOI” means the letter intent dated April 18, 2018 entered into by the Company and Grey Wolf;

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including, without limitation;

“Indemnified Party” has the meaning given to it in Section 14.1;

“Indemnifying Party” has the meaning given to it in Section 14.1;

“Intellectual Property” means intellectual property rights, including (i) all inventions, patents and patent applications, including all continuations, continuations-in-part, divisionals, provisionals, non-provisionals, re-examinations, re-issues and extensions, and all improvements and modifications thereto, regardless of the jurisdiction in which the rights are registered, applied for or used (collectively, “Patents”); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, industrial designs and Internet domain names, including all registrations, applications and renewals for any of the foregoing, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium, including all registrations, applications and renewals for any of the foregoing; (iv) proprietary computer software (including source and object code, data, data bases and documentation); and (v) trade secrets, confidential information and know-how;

“Laws” means all laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, including Canadian Securities Laws, the Controlled Drugs and Substances Act, the Food and Drugs Act and their associated regulations including the ACMPR and Food and Drug Regulations, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means such Laws that apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Leased Premises” has the meaning given to it in Section 8.1(g);

“Licensed IP” means, the Intellectual Property owned by any person other than the Company and the Subsidiaries and which the Corporation and/or any of the Subsidiaries uses;

“Lock-Up Agreement” means the lock-up agreement substantially in the form set forth in Schedule B hereto;

“Losses” has the meaning given to it in Section 14.1 of this Agreement;

“Marketing Material” means the term sheet of the Company dated May 16, 2018 for the Offering;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“misrepresentation”, “material fact” and “material change” mean a misrepresentation, material fact and material change, respectively each as defined under the Canadian Securities Laws of each Qualifying Jurisdiction and, if not so defined or in circumstances in which the particular Canadian Securities Laws of a particular Qualifying Jurisdiction are not applicable, mean a misrepresentation, material fact and material change, respectively, each as defined under the Securities Act (Ontario);

“NexgenRx Inc. License Agreement” means the license agreement dated April 30, 2018 between CannTrust and NexgenRx Inc.;

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“Niagara Facility” means the Company’s greenhouse facility in the Town of Fenwick, Ontario within the Niagara region;

“Offered Securities” has the meaning given to that term on the second page hereof;

“Offering” has the meaning given to it on the first page hereof;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and the Supplementary Material, and also includes the U.S. Placement Memorandum;

“Option Closing Date” has the meaning given to that term on the first page hereof;

“Option Closing Time” means 8:00 a.m. (Toronto time) on any Option Closing Date or such other time on any Option Closing Date as the Company and the Underwriters may agree;

“Over-Allotment Option” has the meaning given to that term on the first page hereof;

“Passport System” means the passport system procedures provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

“person” shall be broadly interpreted and shall include an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, investment club, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or the Subsidiaries can be used to specifically identify a person including but not limited to a natural person’s name, street address, telephone number, e-mail address, photograph, social insurance number, driver’s license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as “Personally Identifiable Information” under any applicable Laws;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated the date hereof relating to the Distribution in the Qualifying Jurisdictions of the Units, the Over-Allotment Option and the Additional Securities under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

“Preliminary Receipt” means the receipt issued by the Principal Regulator pursuant to the Passport System, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Principal Regulator” means the Ontario Securities Commission;

“Proceedings” means any action, suit or proceeding before or by any Governmental Authority that is in process, pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary and/or any of their respective properties or assets;

“Producer’s Licence” means the licence issued by Health Canada to CannTrust designating CannTrust as a licensed producer and distributor of cannabis under the ACMPR;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“Prospectus Directive” has the meaning given to it in Section 2.7;

“Purchase Price” has the meaning given to that term on the first page hereof;

“Qualified Institutional Buyer” has the meaning given to it in Schedule A to this Agreement;

“Qualifying Jurisdictions” has the meaning given to that term on the second page hereof;

“Refusing Underwriter” has the meaning given to that term in Section Error! Reference source not found. of this Agreement;

“Registered Company IP” means all Company IP that is the subject of registration with a national intellectual property office (including the CIPO and the USPTO) for Intellectual Property or applications for such registration with a national Intellectual Property office;

“Regulation S” has the meaning given to it in Schedule A to this Agreement;

“Regulatory Authority” means the Governmental Authority authorized under applicable Laws to protect and promote public health through regulation and supervision of medical products, including, without limitation, Health Canada and similar regulatory agencies outside of Canada having jurisdiction over the Company, the Subsidiaries or their activities;

“Relevant Implementation Date” has the meaning given to it in Section 2.7;

“Research Licence” means the licence issued by Health Canada to CannTrust designating CannTrust as a licensed dealer for cannabis and cannabinoids for laboratory analysis and research and development under the provisions of the Controlled Drugs and Substances Act (Canada);

“Rule 144A” has the meaning given to it in Schedule A to this Agreement;

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions;

“Selling Firm” has the meaning given to that term in Section 9.1 of this Agreement;

“SDS” means Single Dose Solutions Inc.;

“Stenocare” means Stenocare IVS, a corporation incorporated under the laws of Denmark;

“Stenocare Interest” means the 2,500 shares of Stenocare owned by CannTrust;

“Stenocare JV” means the joint venture created between Stenocare and the Company pursuant to a commercial agreement dated March 7, 2018 between Stenocare and the Company, a license agreement dated March 7, 2018 between Stenocare and the Company and a shareholder agreement dated March 7, 2018 among the Company, Steno Investments IVS, Prana Holding ApS, MS Kjær Holding ApS and Kompas Administration ApS;

“Subsidiaries” means CannTrust Inc., Elmcliffe Investments Inc. and CCTPC, and “Subsidiary” means any one of them;

“subsidiaries” has the meaning given to it in section 1(4) of the Securities Act (Ontario);

“Supplementary Material” means, collectively, any amendment to or amendment and restatement of the Preliminary Prospectus and/or the Final Prospectus, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws or U.S. Securities Laws relating to the Distribution of the Offered Securities thereunder;

“TSX” means the Toronto Stock Exchange;

“Unaudited Financial Statements” means the unaudited interim financial statements of the Company for the three month periods ended March 31, 2018 and 2017, together with the notes thereto;

“Underwriters” has the meaning given to that term on the first page hereof;

“Underwriters Fees” has the meaning given to that term on the second page hereof;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“Units” has the meaning given to it on the first page hereof;

“U.S. Affiliate” means the United States registered broker-dealer affiliate of an Underwriter;

“U.S. Person” means a “U.S. person”, as such term is defined in Rule 902(k) of Regulation S;

“U.S. Placement Memorandum” means the private placement offering memorandum used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of persons in the United States or U.S. Persons which will include and supplement the Prospectus;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, the U.S. Securities Act and the U.S. Exchange Act;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“USPTO” means the United States Patent and Trademark Office;

“Vaughan Facility” means the Company’s indoor facility in Vaughan, Ontario in the Regional Municipality of York;

“Voting Trust Agreement” means the voting trust agreement dated August 11, 2017 among the Company, Cannamed Financial Corp. and The Paul Family Trust, Norman Paul 2013 Family Trust, the Rogers (2016) Family Trust, Cajun Capital Corporation, Bloom Burton Structured Lending Fund and Forum Financial Corporation;

“Warrants” has the meaning given to it on the first page hereof;

“Warrant Indenture” means the warrant indenture to be dated as of the Closing Date between the Company and TSX Trust Company, in a form to be agreed upon by the Company and the Underwriters, each acting reasonably; and

“Warrant Share” has the meaning given to it on the first page hereof.

Other

(a)	Any reference in this Agreement to a Section shall refer to a section of this Agreement.

(b)	Words importing only the singular number include the plural and vice versa and words importing gender include all genders.

(c)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(d)	The following are the schedules to this Agreement, which schedules (including the representations, warranties and covenants set out therein) are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A - Compliance with United States Securities Laws

Schedule B - Form of Lock-Up Agreement

(e)	Where any representation or warranty contained in this Agreement or any ancillary document hereto is expressly qualified by reference to the “knowledge” of the Company and/or a Subsidiary, or where any other reference is made herein or in to the “knowledge” of the Company and/or a Subsidiary, it shall be deemed to refer to the actual knowledge of (i) Eric Paul, Chief Executive Officer, and (ii) Ian Abramowitz, Chief Financial Officer, after having made due enquiry.

SECTION 2

QUALIFICATION OF THE OFFERED SECURITIES

Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Offered Securities pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction, or located outside of a Qualifying Jurisdiction, shall purchase Offered Securities, which have been qualified by the Prospectus in Canada, only on a private placement basis under the applicable securities laws of the jurisdiction in which the purchaser is resident or located, in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with applicable Laws and the terms of this Agreement (including Schedule A to this Agreement). The Company hereby agrees to comply with all Canadian Securities Laws on a timely basis in connection with the distribution of the Offered Securities and the Company shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Canadian Securities Laws within the time required, and in the form prescribed, by Canadian Securities Laws. The Company also agrees to file within the periods stipulated under applicable Laws outside of Canada and at the Company’s expense all private placement forms required to be filed by the Company in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada. The Underwriters agree to offer the Offered Securities for sale only in the Qualifying Jurisdictions and to offer the Initial Units and Additional Securities to purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons and, subject to the consent of the Company (acting reasonably), in such jurisdictions outside of the Qualifying Jurisdictions and the United States where permitted by and in accordance with Canadian Securities Laws, U.S. Securities Laws and the applicable securities laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions and the United States, the Company shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

2.1	The Company shall:

(a)	not later than 2:00 p.m. (Toronto time) on May 22, 2018 have prepared and filed the Preliminary Prospectus and other required documents with the Securities Commissions under the Canadian Securities Laws, elected to use the Passport System and designated the Principal Regulator as the principal regulator thereunder;

(b)	as soon as possible after filing the Preliminary Prospectus, obtain a Preliminary Receipt from the Principal Regulator under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Preliminary Prospectus by each of the Securities Commissions of the other Qualifying Jurisdictions; and

(c)	use commercially reasonable efforts to promptly resolve any comments received or deficiencies raised by the Securities Commissions of the Qualifying Jurisdictions with respect to the Preliminary Prospectus and, not later than 5:00 p.m. (Toronto time) on May 29, 2018 (or such later date as may be agreed to in writing by the Company and Co-Lead Underwriters), to have prepared and filed the Final Prospectus and other required documents with the Securities Commissions under Canadian Securities Laws, elected to use the Passport System and designated the Principal Regulator as the principal regulator thereunder, and to obtain a Final Receipt from the Principal Regulator under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Final Prospectus by each of the Securities Commissions of the other Qualifying Jurisdictions and otherwise have fulfilled all legal requirements to qualify the Offered Securities for Distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other registered dealer in the applicable Qualifying Jurisdictions.

2.2        During the period of Distribution of the Offered Securities, the Company will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Canadian Securities Laws or U.S. Securities Laws or requested by Canaccord, acting reasonably, to continue to qualify the Distribution of the Offered Securities in the Qualifying Jurisdictions.

2.3        Prior to the filing of the Preliminary Prospectus and the Final Prospectus and thereafter, during the period of Distribution of the Offered Securities, including prior to the filing of any Supplementary Material, the Company shall allow the Underwriters to review and comment on such documents and shall allow the Underwriters to conduct all due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Company, the chair of the Company’s audit committee, its current and former auditors, legal counsel and other applicable experts (collectively, “Due Diligence Sessions”)) which they may reasonably require in order to fulfill their obligations as underwriter in order to enable them to execute any certificates required to be executed by them at the end of the Preliminary Prospectus, the Final Prospectus or any Supplementary Materials. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Company shall use its best efforts to make available its directors, senior management, auditors and legal counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to filing of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material. All information requested by the Underwriters, their counsel and their technical consultants in connection with the due diligence investigations of the Underwriter will be used only in connection with the Offering.

2.4        The Company shall, as soon as possible and in any event by the Closing Time, fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, all requirements of U.S. Securities Laws to be fulfilled and complied with by the Company to enable the Offered Securities to be lawfully offered for sale and sold to, or for the account or benefit of, persons in the United States and U.S. Persons in accordance with Schedule A hereto.

2.5        Each of the Company and the Underwriters agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue and sale of the Offered Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (ii) it has complied and will comply with all applicable provisions of the FSMA and the Financial Services Act 2012 with respect to anything done by it in relation to the Offered Securities in, from or otherwise involving the United Kingdom.

2.6        Each of the Company and the Underwriters further agree that (i) the Prospectus is for distribution only to persons who (A) are outside of the United Kingdom, (B) are “qualified investors” within the meaning of Section 86(7) of the FSMA and either have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”) or fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (C) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”); (ii) the Prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and (iii) any investment or investment activity to which the Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

2.7        Each of the Company and the Underwriters agree that, in the case of offers in a Member State of the European Economic Area, with effect from and including the date on which Directive 2003/71/EC, as amended (the “Prospectus Directive”) was implemented in that Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Offered Securities which are the subject of the Offering to the public in that Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Offered Securities to the public in that Member State: (i) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive; (ii) at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Company; or (iii) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive.

SECTION 3

DOCUMENTS TO BE DELIVERED

3.1        The Company shall deliver to each of the Underwriters (except to the extent any such document has been previously delivered to the Underwriters):

(a)	concurrently with the filing of each of the Preliminary Prospectus and the Final Prospectus, as the case may be, a copy of each of the Preliminary Prospectus and Final Prospectus, as the case may be, signed as required by Canadian Securities Laws and a copy of the U.S. Placement Memorandum prepared and delivered as contemplated in Schedule A hereto;

(b)	a copy of all such documents and certificates that were filed with the Preliminary Prospectus and the Final Prospectus under Canadian Securities Laws;

(c)	concurrent with the filing of the Final Prospectus with the Securities Commission, a comfort letter of the Company’s auditors, RSM Canada LLP, addressed to the Underwriters and to the board of directors of the Company, in form and substance satisfactory to the Underwriters and their counsel, verifying the financial and accounting information relating to the Company and other numerical data of a financial nature contained in or incorporated by reference in the Final Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two (2) Business Days prior to the date of the letter and shall be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Commissions;

(d)	prior to filing of the Final Prospectus with the Securities Commission, a copy of a letter from the TSX advising the Company that conditional approval of the listing of the Common Shares issuable pursuant to the Offering (including, for greater certainty, any Warrant Shares) has been granted by the TSX, subject to the satisfaction of certain usual and customary conditions set out therein; and

(e)	copies of all other documents resulting or related to the Company taking all other steps and proceedings that may be necessary in order to qualify the Offered Securities for Distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Securities under Canadian Securities Laws and who comply with such Canadian Securities Laws.

SECTION 4

SUPPLEMENTARY MATERIAL

4.1        If applicable, the Company shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Subject to compliance with Section 7, the Company shall promptly deliver to the Underwriters duly signed copies of all Supplementary Material, and any other document required to be filed under Section 7.2. The Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Company shall deliver to the Underwriters with respect to such Supplementary Material, letters, opinions and documents similar to those referred to in Section 3, which shall be in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

SECTION 5

DELIVERY CONSTITUTES REPRESENTATION AND CONSENT

5.1         Delivery of an Offering Document to the Underwriters shall constitute a representation and warranty by the Company to the Underwriters that, at the time of delivery thereof, all information and statements (except information and statements relating solely to the Underwriters and furnished to the Company in writing by the Underwriters for use therein) contained in such Offering Documents are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities and that no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters) which is required to be stated therein or is necessary to make any statement or information contained therein not false or misleading in light of the circumstances in which it was made; and that the Prospectus and any Supplementary Material comply in all material respects with Canadian Securities Laws and that the use of the U.S. Placement Memorandum in connection with the transactions contemplated in the attached Schedule A complies in all material respects with U.S. Securities Laws. Such delivery shall also constitute the Company’s consent to the use of the Prospectus and any Supplementary Material by the Underwriters and the Selling Firms for the Distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and to the use of the U.S. Placement Memorandum and any Supplementary Material by the U.S. Affiliates and the Selling Firms for the offering and sale of the Offered Securities by them to, or for the account or benefit of, persons in the United States and U.S. Persons in accordance with Schedule A hereto.

5.2         Each of the Company and the Underwriters have approved the Marketing Material, including any template version thereof. The Company filed the Marketing Material with the Securities Commissions before such Marketing Material was first provided to potential purchasers of Offered Securities and the Company and the Underwriters have agreed that such Marketing Material will be incorporated by reference into the Final Prospectus. The Company confirms to the Underwriters that it has filed the Marketing Material with the Securities Commissions. Each of the Company and the Underwriters covenant and agree that it will not provide any potential investor of Offered Securities with any marketing materials except for the Marketing Material and any other marketing materials that comply with, and have been approved in accordance with, NI 41-101 or NI 44-101, as applicable. Following the approval of the Marketing Materials by the Underwriters and the filing of the Marketing Materials, as set forth herein, the Underwriters may provide “limited-use versions” of the Marketing Materials to potential investors in Offered Securities in accordance with Canadian Securities Laws. If requested by the Underwriters, in addition to the Marketing Material, the Company will cooperate, acting reasonably, with the Underwriters in approving any other marketing materials to be used in connection with the Offered Securities.

SECTION 6

COMMERCIAL COPIES

6.1        The Company shall cause to be delivered to the Underwriters, without charge, at those delivery points as the Underwriters may reasonably request, as soon as possible and in any event no later than 12:00 p.m. (Toronto time) on the next Business Day (or by 12:00 p.m. (Toronto time) on second Business Day for deliveries outside of Toronto), in each case following the day on which the Company has obtained (i) the Preliminary Receipt for the Preliminary Prospectus, and (ii) the Final Receipt for the Final Prospectus, and thereafter from time to time during the Distribution of the Offered Securities, as many commercial copies of the Offering Documents as the Underwriters may reasonably request.

SECTION 7

MATERIAL CHANGES

7.1         Commencing on the date hereof and until the completion of the Distribution of the Offered Securities, the Company shall promptly notify the Co-Lead Underwriters, on behalf of the Underwriters, in writing of:

(a)	any material change (whether actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the Condition of the Company, including in any information previously provided to the Underwriters concerning the Company, the Subsidiaries or the Offered Securities;

(b)	any new material fact in respect of the Company or the Subsidiaries (including in respect of its financial condition or results of the operations) which has arisen or has been discovered that would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum incorporating the Final Prospectus or any Supplementary Material had that fact arisen or been discovered on or prior to the date of any such document;

(c)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is or would reasonably be of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of such documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which would reasonably be expected to result in any of the Offering Documents not complying with applicable Canadian Securities Laws or U.S. Securities Laws, as the case may be, or which would reasonably be expected to have an effect on the market price or value of the Common Shares;

(d)	any notice by any Governmental Authority requesting any information, meeting or hearing relating to the Company, the Subsidiaries or the Offering; or

(e)	any other event or state of affairs that would reasonably be expected to be relevant to the Underwriters’ in connection with their due diligence investigations in respect of the Offering.

7.2         The Company will promptly (and in any event within any applicable time limitation) comply with all legal requirements under Canadian Securities Laws, U.S. Securities Laws and the rules of the TSX, including the prospectus amendment provisions of the Canadian Securities Laws and any applicable U.S. Securities Laws, required as a result of any event described in Section 7.1 in respect of the Company applicable to it, in order to continue to qualify the Distribution of the Offered Securities in each of the Qualifying Jurisdictions and to permit the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons pursuant to this Agreement (including Schedule A), and the Company will prepare and file to the satisfaction of the Underwriters, acting reasonably, any Supplementary Material which, in the opinion of the Underwriters, may be necessary or advisable.

7.3         Commencing on the date hereof and until the completion of the Distribution of the Offered Securities, the Company will promptly inform the Underwriters in writing of the full particulars of:

(a)	any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Company;

(b)	the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the TSX or any other competent authority, relating to the Preliminary Prospectus, the Final Prospectus, the Supplementary Material, the distribution of the Offered Securities or the Company;

(c)	any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Company, any Subsidiary, the Offering, the issue and sale of the Offered Securities or any other event or state of affairs that could, individually or in the aggregate, have a material adverse effect on the Condition of the Company; or

(d)	the issuance by any Securities Commission, the TSX or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company.

7.4          In addition to the provisions of Section 7.1 in respect of the Company and Section 7.2 above, the Company will, in good faith, discuss with the Underwriters any change, event or fact contemplated in Section 7.1, applicable to it, which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 7.1, and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval of the form and substance thereof by the Underwriters and their counsel. The Company shall also co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters deem appropriate in order to fulfill their obligations as underwriters and to enable the Underwriters to responsibly execute any certificate related to such Supplementary Material required to be executed by them.

SECTION 8

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

8.1         The Company represents and warrants to the Underwriters (which representations and warranties shall survive the Closing and any closing of the exercise of the Over-Allotment Option in accordance with Section 20.1), and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement, that (it being understood that any certificate signed by any officer of the Company and delivered to the Underwriters shall be deemed a representation and warranty by the Company to the Underwriters as to matters covered thereby):

(a)	each of the Company and the Subsidiaries have been duly incorporated, continued or amalgamated, as the case may be, and organized and is existing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power, capacity and authority to carry on its business as now conducted or contemplated to be conducted and to own, lease and operate its property and assets and, in the case of the Company, to execute, deliver and perform its obligations hereunder including to offer, issue, sell and deliver the Initial Units and the Additional Securities and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)	all necessary corporate action has been taken by the Company, or will have been taken by the Company prior to the Closing Time, to authorize the offering, issuance, sale and delivery of the Common Shares and Warrants comprising the Initial Units and the Additional Securities, the Warrant Shares issuable upon exercise of the Warrants and the Additional Warrants, as the case may be, and the grant of the Over-Allotment Option on the terms set forth in this Agreement and, upon payment therefor, the Common Shares partially comprising the Initial Units and the Additional Securities will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(c)	this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought. Prior to the Closing Time, the Warrant Indenture shall have been duly authorized, executed and delivered by the Company and shall constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought;

(d)	the execution and delivery of each of this Agreement and the Warrant Indenture and the performance of the Company’s obligations hereunder and thereunder, including the offering, issuance, sale and delivery of the Initial Units and the Additional Securities and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of the articles or by-laws of the Company, or any resolution of its directors (or committees of directors) or shareholders;

(ii)	any Law applicable to the Company;

(iii)	any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, licence or other document to which it is a party or is subject or by which the Company, or any of its assets is bound, including the Credit Facility; or

(iv)	any judgement, decision, order, ruling or other decree of any Governmental Authority;

(e)	the authorized share capital of the Company consists solely of an unlimited number of Common Shares, of which 92,663,202 Common Shares are issued and outstanding as of the date hereof, and all such securities have been validly issued and are outstanding as fully paid and non-assessable;

(f)	none of the Corporation or the Subsidiaries has made any loans to or guaranteed the obligations of any person;

(g)	with respect to each premises of the Corporation and the Subsidiaries which is material to each of the Corporation and the Subsidiaries and which each of the Corporation or a Subsidiary occupies as a tenant, including without limitation the Vaughan Facility (each, a “Leased Premises”), each of the Corporation and the Subsidiaries occupies its Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary occupies its Leased Premises is in good standing and in full force and effect and in full force and effect under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Corporation or the Subsidiaries;

(h)	other than the Subsidiaries and Stenocare, the Company has no subsidiaries and does not hold an investment in any Person (including the Subsidiaries) which is material to the business and affairs of the Company; the Company’s direct or indirect ownership interest in each of the Subsidiaries and the Stenocare Interest is held free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, options to purchase, obligations to sell, pre-emptive rights, and restrictions or other adverse claims of any kind or nature, except for such encumbrances provided as security under the Credit Facility; and all such securities of the Subsidiaries and the Stenocare Interest have been validly issued and are outstanding as fully paid and non-assessable;

(i)	the terms and the number of options and warrants to purchase Common Shares granted by the Company currently outstanding conforms to the description thereof contained in the Prospectus and, except as disclosed in the Offering Documents, no person has any agreement (oral or written) or option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any of the Offered Securities, Common Shares or any other unissued securities of the Company;

(j)	the Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is not on the list of defaulting issuers maintained by the applicable Securities Commissions in those provinces. The Company will not at the Closing Time on the Closing Date or the Option Closing Time on the Option Closing Date, as the case may be, be on the list of defaulting issuers maintained by any Securities Commission in any of the Qualifying Jurisdictions;

(k)	the Company is in compliance with its timely and continuous disclosure obligations under the Canadian Securities Laws and the policies, rules and regulations of the TSX and, without limiting the generality of the foregoing, there has not occurred any material change in the Condition of the Company since March 31, 2018 which has not been set forth in the Disclosure Record or otherwise publicly disclosed on a non-confidential basis, and the Company has not filed any confidential material change reports since March 31, 2018, which remains confidential as at the date hereof;

(l)	to the Company’s knowledge, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any Subsidiary, other than the Voting Trust Agreement and the CCTPC Shareholders Agreement;

(m)	the Warrant Shares issuable upon the exercise of the Warrants or Additional Warrants, as the case may be have been, or prior to the Closing Time will be, reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid shares in the capital of the Company, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(n)	the Company is not in violation of any applicable Laws other than violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company;

(o)	(A) the Company and the Subsidiaries possess all permits, certificates, licences, approvals, consents and other authorizations and clearances, and supplements and amendments to the foregoing including, without limitation, the ACMPR Licences (collectively, the “Governmental Licences”) issued by the appropriate Governmental Authority necessary or required to conduct the business as now operated by the Company and the Subsidiaries and proposed to be conducted by the Company and the Subsidiaries (except as otherwise described in the Offering Documents); (B) the Company and the Subsidiaries are all in compliance with the terms and conditions of all such Governmental Licences except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company; (C) all of the Governmental Licences are in good standing, valid and in full force and effect; and (D) neither the Company nor any of the Subsidiaries have received any notice relating to the cancellation, revocation, limitation, suspension, or adverse modification of any such Governmental Licences;

(p)	the Company is an approved licenced producer in the medical cannabis industry in Canada, under the Controlled Drugs and Substances Act and the ACMPR, authorizing the Company to, among other things, produce, sell, possess, ship, transport, deliver and destroy cannabis, dried cannabis and cannabis oil, and all operations of the Company have been and continue to be conducted in compliance with all applicable Laws;

(q)	the Company has provided the Underwriters with copies of all material documents and correspondence relating to the ACMPR Licences to the Company and any Subsidiary. The Company and the Subsidiaries are in compliance with the terms and conditions of all such ACMPR Licences and all other licences required in connection with their respective businesses and the Company does not anticipate any variations or difficulties in renewing such ACMPR Licences or any other required licence or permit. The Offering (including the proposed use of proceeds of the Offering) will not have any adverse impact on the ACMPR Licences or require the Company or any Subsidiary to obtain any new licence under the ACMPR;

(r)	the Company: (A) is and at all times has been in compliance in all material respects with all applicable statutes, rules, regulations, ordinances, orders, by-laws, decrees and guidance applicable to it under any Laws relating in whole or in part to health and safety and/or the environment, any implementing regulations pursuant to any of the foregoing, and all similar or related federal, state, provincial or local healthcare statutes, regulations and directives applicable to the business of the Company, including but not limited to applicable Laws concerning fee-splitting, kickbacks, corporate practice of medicine, disclosure of ownership, related party requirements, survey, certification, licensing, civil monetary penalties, self-referrals, or Laws concerning the privacy and/or security of personal health information and breach notification requirements concerning personal health information (including without limitation the ACMPR) (collectively, “Applicable Healthcare Laws”); (B) has not received any correspondence or notice from any Governmental Authority alleging or asserting material noncompliance with any Applicable Healthcare Laws or any Governmental Licences required by any such Applicable Healthcare Laws; (C) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company, the Subsidiaries or any of their directors, officers and/or employees is in material violation of any Applicable Healthcare Laws or Governmental Licences required by any such Applicable Healthcare Laws and has no knowledge or reason to believe that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action; and (D) either directly has, or indirectly on its behalf has, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Healthcare Laws or Governmental Licences required by any such Applicable Healthcare Laws in order to keep all Governmental Licences in good standing, valid and in full force (except where the failure to so file, declare, obtain, maintain or submit would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company), and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission);

(s)	the Company has not received notice of any action pending or recommended by any Governmental Authority (including a Regulatory Authority) to terminate, suspend, limit, withdraw, or forfeit the participation of the Company in any government program, including the programs for purchasing medical cannabis made available by Veterans Affairs Canada to veterans of the Canadian armed forces;

(t)	except for ordinary course inquiries by Regulatory Authorities, no Regulatory Authority is presently alleging or asserting, or, to the Company’s knowledge, threatening to allege or assert, noncompliance with any applicable legal requirement or registration in respect of the Company’s products;

(u)	the Company engages in testing of its products with sufficient regularity to ensure material compliance with the Pest Control Products Act (Canada) and to the Company’s knowledge, none of the Company’s products contain any pesticides or other ingredients not approved for use in food production in accordance with the Pest Control Products Act (Canada);

(v)	neither the Company nor any Subsidiary has received any notice or communication Health Canada alleging a defect or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by the Company or any Subsidiary, that are not included in the Disclosure Record;

(w)	all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each Subsidiary in connection with their business is being conducted in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with in all material respects;

(x)	the Company’s products are currently manufactured, tested, packaged and labeled at facilities which are in material compliance with applicable Laws, Applicable Healthcare Laws and such other regulatory requirements applicable to the Company’s products, including good production practices that are acceptable to Health Canada;

(y)	the Company is not in material breach or violation of or default under, and, to the knowledge of the Company, no event or omission has occurred which after notice or lapse of time or both, would constitute a breach or violation of or default under, or would result in the acceleration or maturity of any indebtedness (including the Credit Facility) or other material liabilities or obligations under any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, or other document to which it is a party or is subject or by which it or its assets or properties are bound, including the ACMPR Licences;

(z)	all of the material contracts and agreements of the Company have been disclosed in the Offering Documents and, if required under the Canadian Securities Laws, have or will be filed with the Securities Commissions. Neither the Company nor any of its Subsidiaries has received any notification from any party that it intends to terminate any such material contract;

(aa)	each of the material agreements and other documents and instruments, including, but not limited to the Grey Wolf LOI, Apotex JV, Stenocare JV and NexgenRx Inc. License Agreement, pursuant to which the Company and each of the Subsidiaries holds its property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged, and such Investments and assets are in good standing under the applicable statutes and regulations of the governing jurisdiction;

(bb)	there are no Proceedings that would have a material adverse effect on the Condition of the Company or the consummation of the transactions contemplated in this Agreement and the aggregate of all pending Proceedings, including routine litigation, would not reasonably be expected to have a material adverse effect on the Condition of the Company if determined unfavourably against the Company or the Subsidiaries;

(cc)	no Governmental Authority has issued any order preventing or suspending the trading of any of the Company’s securities, the use of the Offering Documents or the Distribution of the Offered Securities or the Over-Allotment Option and no investigation, order, inquiry or proceeding has been commenced or is pending or, to the knowledge of the Company, is contemplated or threatened by any such authority;

(dd)	the Audited Financial Statements have been prepared in accordance with Canadian Securities Laws and IFRS, applied on a consistent basis throughout the periods involved, and fairly present in all material respects the consolidated financial position, results of operations, earnings and cash flow of the Company as at the dates and for the periods indicated and do not contain a misrepresentation;

(ee)	the auditors who reported on and certified the Audited Financial Statements are independent with respect to the Company within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario and there has never been any “reportable event” (as such term is defined in NI 51-102) with the auditors or any former auditor of the Company (such determination to be made as if the Company was a “reporting issuer” under Canadian Securities Laws);

(ff)	the Unaudited Financial Statements have been prepared in accordance with Canadian Securities Laws and IFRS, applied on a consistent basis throughout the periods involved, and fairly present in all material respects the consolidated financial position, results of operations, earnings and cash flow of the Company as at the dates and for the periods indicated and do not contain a misrepresentation;

(gg)	other than as disclosed in the Financial Statements, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or the Subsidiaries, including with any unconsolidated entities or other persons, that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company or the Subsidiaries or that would be material to the Company and the Subsidiaries (taken as a whole) or the Condition of the Company;

(hh)	the audit committee’s responsibilities and composition comply with National Instrument 52-110 - Audit Committees;

(ii)	the Company has, and to the knowledge of the Company, the directors and officers have, to the best of their ability, in all material respects answered every question or inquiry of the Underwriters and their counsel in connection with the Underwriters’ due diligence investigations, including at the Due Diligence Session, fully and truthfully;

(jj)	except as disclosed in the Offering Documents, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction within the three (3) years prior to the date hereof, or any proposed transaction, with the Company which, as the case may be, has materially affected or is reasonably expected to materially affect the Company and its Subsidiaries on a consolidated basis;

(kk)	the Company and the Subsidiaries each have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with IFRS and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; (v) material information relating to the Company and the Subsidiaries is made known to those within the Company responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable Laws; and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could reasonably be expected to adversely affect the Company’s ability to disclose to the public information required to be disclosed by it in accordance with applicable Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s internal controls have been disclosed to the audit committee of the Company’s board of directors;

(ll)	all income tax returns of the Company and the Subsidiaries required by applicable Law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided or except with respect to any matter which would not reasonably be expected to have a material adverse effect on the Condition of the Company. All other tax returns of the Company and the Subsidiaries required to be filed pursuant to any applicable Law have been filed, and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided for in the Financial Statements. The Company and the Subsidiaries have made instalments of taxes as and when required. The Company and the Subsidiaries have duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable Law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority;

(mm)	the Company and the Subsidiaries have satisfied all obligations under, and there are no outstanding defaults, breaches or violations with respect to, and no taxes, penalties, or fees are owing or exigible under or in respect of, any employee benefit, incentive, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, arrangements or practices relating to the current or former employees, officers or directors of the Company and the Subsidiaries maintained, sponsored or funded by them, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered and all contributions or premiums required to be paid thereunder have been made in a timely fashion and any such plan or arrangement which is a funded plan or arrangement is fully funded on an ongoing and termination basis;

(nn)	the Company and the Subsidiaries have good and marketable title to the respective property and assets owned by them including, in the case of Elmcliffe, the Niagara Facility, and hold a valid leasehold interest in all property leased by them, including, in the case of CannTrust, the Vaughan Facility, in each case with the Company’s and the Subsidiaries’ interest therein being free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, options to purchase, obligations to sell, pre-emptive rights, and restrictions or other adverse claims of any kind or nature other than those disclosed in the Offering Documents or created pursuant to the Credit Facility and the co-generation agreement with Envest Corp. and except for those which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company. Other than the Company’s interest in CCTPC, as governed by the CCTPC Shareholders Agreement, the properties (or any interest in, or right to earn an interest in, any property) of each of the Company and the Subsidiaries are not subject to any right of first refusal or purchase or acquisition right;

(oo)	the Company and the Subsidiaries maintain insurance policies with reputable insurers against risks of loss of or damage to its properties, assets and business of such types and with such coverages as are customary in the case of entities engaged in the same or similar businesses and the Company and the Subsidiaries are not in default with respect to any provisions of such policies and have not failed to give any notice or to present any claim under any such policy in a due and timely manner;

(pp)	the Company and the Subsidiaries:

(i)	and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws including any Environmental Activity undertaken thereon;

(ii)	have not received any notice of any claim, judicial or administrative proceeding, pending or, to the knowledge of the Company, threatened against, the Company, the Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws which, individually or in the aggregate, would reasonably be expected to be materially adversely to the Condition of the Company, the Company is not aware of any facts which would reasonably be expected to give rise to any such claim or judicial or administrative proceeding and, to the Company’s knowledge, neither the Company nor any Subsidiary, nor any of the property, assets or operations of any of them, is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant or Hazardous Substance into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)	except in compliance with Environmental Law, have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Company and the Subsidiaries do not, to the Company’s knowledge, have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and no notice has been given under any applicable Law or of any material liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting any of the Company or the Subsidiaries or the property, assets, business or operations of any of them; and

(iv)	except in compliance with Environmental Law, have not stored any Contaminants on the property thereof and have not disposed of any Contaminants in a manner contrary to any Environmental Laws;

(qq)	the Company Patents are the only Patents owned by the Company or its Subsidiaries. The Company (or its Subsidiaries) and Club Coffee jointly are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Company Patents;

(rr)	other than the Company Patents, the Company and the Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Company IP free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature, and the Company has no knowledge of any claim of adverse ownership in respect thereof. Other than with respect to the Company Patents, no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any of the Company IP. With respect to the Company Patents, with the exception of Club Coffee, no consent of any person is necessary to use, or completely assign the Company Patents. None of the Company IP comprises an improvement to Licensed IP that would give any person any rights to the Company IP, including rights to license the Company IP. Each of the Company and the Subsidiaries has a valid and enforceable right to the Licensed IP used or held for use in the business of each of the Company and the Subsidiaries;

(ss)	none of the Company or the Subsidiaries has received any notice or claim (whether written, oral or otherwise) challenging either the Company’s and/or a Subsidiary's ownership or right to use any of the Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Company and the Subsidiaries, is there a reasonable basis for any claim that any person other than each of the Company and the Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any of the Company IP;

(tt)	all applications for registration of any Registered Company IP are in good standing, are recorded in the name of the Company or a Subsidiary and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of the Patents co-owned with Club Coffee, the Company confirms that all right, title and interest in and to the invention(s) disclosed in such application(s) have been assigned in writing (without any express right to revoke such assignment) to the Company or a Subsidiary. To the knowledge of the Company, there has been no public disclosure, sale or offer for sale of any Company IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Company IP. Except for declarations of use which remain to be filed in respect of Company trademarks for which applications are pending and for which the Company is still within the allowable time for such filings, all prior art or other information has been disclosed to the appropriate offices as required in accordance with Applicable IP Laws in the jurisdictions where the applications are pending;

(uu)	to the knowledge of the Company, the conduct of the business of each of the Company and the Subsidiaries (including the use or other exploitation of the Company IP by each of the Company and the Subsidiaries or other licensees) has not infringed, violated or misappropriated any Intellectual Property right of any person;

(vv)	none of the Company or the Subsidiaries is a party to any action or proceeding, nor, to the knowledge of the Company, is or has any action or proceeding been threatened that alleges that any current or proposed conduct of the business of each of the Company and the Subsidiaries (including the use or other exploitation of any Company IP by the Company or the Subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person;

(ww)	to the knowledge of the Company, no person has interfered with, infringed upon, misappropriated, illegally exported, or violated any of the Company’s or the Subsidiaries’ rights in the Company IP;

(xx)	each of the Company and the Subsidiaries has entered into valid and enforceable written agreements pursuant to which each of the Company and the Subsidiaries has been granted all licenses and permissions to use, reproduce, sub license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate all aspects of the business currently conducted of each of the Company and the Subsidiaries (including, if required, the right to incorporate such Licensed IP into the Company IP). All license agreements in respect of the Licensed IP are in full force and effect, and neither the Company nor any Subsidiary, or to the knowledge of the Company and the Subsidiaries, any other person, is in default of its obligations thereunder. None of the aforesaid licenses contain provisions whereby the licensor possesses rights, title and interest in or to any Company IP that incorporates any Licensed IP;

(yy)	to the extent that any of the Company IP is licensed or disclosed to any person or any person has access to such Company IP (including any employee, officer, shareholder or consultant of the Company or the Subsidiaries), each of the Company and the Subsidiaries has entered into a valid and enforceable written agreement which contains standard terms and conditions with respect to the prohibited use and disclosure of such Company IP, including as relate to confidentiality of that Company IP. In each case in accordance with their respective terms, all such agreements are in full force and effect, and neither the Company nor the Subsidiaries, or to the knowledge of the Company, any other person, is in default of its obligations thereunder;

(zz)	each of the Company and the Subsidiaries has taken all actions that are contractually obligated to be taken and all actions that are customary and reasonable to protect the confidentiality of the Company IP;

(aaa)	to the knowledge of the Company, it is not, and will not be, necessary for the Company or any Subsidiary to utilize any Intellectual Property owned by or in possession of any of their employees (or people the Company or any Subsidiary currently intends to hire) made prior to their employment with the Company or a Subsidiary in a manner that is in violation of the rights of such employee or any of his or her prior employers;

(bbb)	none of the Company or any of the Subsidiaries has received any advice or any opinion that any of the Company IP is invalid or unregistrable or unenforceable, in whole or in part;

(ccc)	none of the Company or any Subsidiary has received any grant relating to research and development which is subject to repayment in whole or in part or to conversion to debt upon sale of any securities of the Company or any Subsidiary or which may affect the right of ownership of the Company or a Subsidiary in the Company IP;

(ddd)	each of the Company and the Subsidiaries requires each employee and consultant to execute a non-disclosure agreement and all current employees and consultants of each of the Company and the Subsidiaries have executed such agreement and to the knowledge of the Company, all past employees and consultants of each of the Company and the Subsidiaries have executed such agreement;

(eee)	any and all fees or payments required to keep the Company IP and the Licensed IP in force or in effect up to the date hereof have been paid;

(fff)	to the knowledge of the Company, there is no claim of infringement or breach by the Company or a Subsidiary of any industrial or Intellectual Property rights of any other person, nor has the Company or a Subsidiary received any notice or threat from any such third party, nor does the Company or a Subsidiary have knowledge that the use of the business names, trademarks, service marks and other industrial or Intellectual Property of the Company or a Subsidiary infringes upon or breaches any industrial or Intellectual Property rights of any other person;

(ggg)	there are no Intellectual Property disputes, settlement negotiations, settlement agreements or communications relating to the foregoing between the Company or any Subsidiary and any other persons relating to or potentially relating to the business of the Company or any Subsidiary which have not been resolved;

(hhh)	each of the Company and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable IP Laws of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws;

(iii)	the Corporation does not have knowledge of any reason as a result of which the Corporation or any Subsidiary is not entitled to make use of and commercially exploit the Corporation IP. With respect to each license or agreement by which the Corporation or any Subsidiary has obtained the rights to exploit, in any way, the Licensed IP rights of any other person or by which the Corporation or a Subsidiary has granted to any third party the right to so exploit such Licensed IP:

(i)	such license or agreement is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and represents the entire agreement between the parties thereto with respect to the subject matter thereof, and no event of default has occurred and is continuing under any such license or agreement;

(ii)	(A) none of the Corporation or any Subsidiary has received any notice of termination or cancellation under such license or agreement, and no party thereto has any right of termination or cancellation thereunder except in accordance with its terms; (B) none of the Corporation or any Subsidiary has received any notice of a breach or default under such license or agreement which breach or default has not been cured; and (C) none of the Corporation or any Subsidiary has granted to any other person any rights contrary to, or in conflict with, the terms and conditions of such license or agreement; and

(iii)	neither the Corporation nor any Subsidiary has knowledge of any other party to such license or agreement that is in breach or default thereof, and does not have knowledge of any event that has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such license or agreement;

(jjj)	the Company and the Subsidiaries have security measures and safeguards in place to protect Personally Identifiable Information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and the Subsidiaries have complied in all material respects with all applicable privacy and consumer protection Laws and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries have taken all reasonable steps to protect Personally Identifiable Information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse;

(kkk)	except as disclosed in the Offering Documents, since March 31, 2018:

(i)	there has not been any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Condition of the Company;

(ii)	there has not been any material change in the capital stock or long-term or short-term debt of the Company and the Subsidiaries, taken as a whole; and

(iii)	there has been no transaction out of the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole;

(lll)	the minute books and corporate records of the Company and the Subsidiaries made available to DLA Piper (Canada) LLP, counsel to the Underwriters, in connection with due diligence investigations of the Company and the Subsidiaries for the periods from the date of incorporation to the date of examination thereof are the original minute books and records of the Company and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and the Subsidiaries, respectively, and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company or the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records;

(mmm)	each of the documents forming the Disclosure Record filed since March 31, 2018, by or on behalf of the Company with any Securities Commission or the TSX, did not contain a misrepresentation, determined as at the date of filing, which has not been corrected by the filing of a subsequent document which forms part of the Disclosure Record;

(nnn)	other than the Underwriters and the Selling Firms, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage, commission or agency fee in connection with the sale of the Offered Securities;

(ooo)	no material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company, is imminent or pending and the Company and the Subsidiaries are in material compliance with all provisions of all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours;

(ppp)	there are no complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor has there been any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material and adverse to the Condition of the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards Laws which place any material obligation upon the Company and the Subsidiaries to do or refrain from doing any act. The Company and the Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar Laws, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders against the Company or the Subsidiaries under applicable workers’ compensation, occupational health and safety or similar Laws nor has any event occurred which may give rise to any such claim or order;

(qqq)	neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. No action has been taken or, to the knowledge of the Company, is contemplated to organize or unionize any employees of the Company or the Subsidiaries that would be material to the Company and the Subsidiaries, taken as a whole;

(rrr)	the Company has disclosed, to the extent required by applicable Canadian Securities Laws, all Employee Plans, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plans;

(sss)	neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or the Subsidiaries, including but not limited to Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties or to use his or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting the Company or the Subsidiaries or any representative thereof in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary, nor any director, officer, employee, consultant, representative or agent of foregoing acting upon the request or at the direction of the Company or the Subsidiaries, has (1) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries or any director, officer, employee, consultant, representative or agent of the foregoing violated any such Laws or committed any wrongdoing, or (2) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anticorruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws;

(ttt)	the operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Applicable Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority involving the Company or the Subsidiaries with respect to Applicable Anti-Money Laundering Laws is, to the knowledge of the Company, pending or threatened;

(uuu)	the Common Shares are listed and posted for trading on the TSX and prior to the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Company from the TSX to ensure that, subject to fulfilling customary listing conditions, the Common Shares partially comprising the Initial Units, the Common Shares partially comprising the Additional Units, the Additional Shares and the Warrant Shares issuable upon exercise of the Warrants and the Additional Warrants, as the case may be, will be listed and posted for trading on the TSX upon their issuance;

(vvv)	except for the formal written consent of the TSX, there are no third party consents required to be obtained in order for the Company to complete the Offering;

(www)	TSX Trust Company, at its principal offices in Toronto, Ontario has been duly appointed as the registrar and transfer agent for the Common Shares;

(xxx)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Securities, the Common Shares or any other security of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, contemplated or threatened by any such authority or under any Canadian Securities Laws;

(yyy)	the business and material property and assets of the Company and the Subsidiaries conform in all material respects to the descriptions thereof contained in the Offering Documents;

(zzz)	all forward-looking information and statements of the Company contained in the Offering Documents and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based;

(aaaa)	the statistical, industry and market related data included, or incorporated by reference, in the Prospectus are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable as at the date of the applicable document and, the Company has no reason to believe that such data is inconsistent with the sources from which it was derived;

(bbbb)	the Company is not insolvent (within the meaning of applicable Laws), is able to pay its liabilities as they become due and following closing of the Offering shall have sufficient working capital to fund its operations for 12 months following the Closing Date;

(cccc)	the Company has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Company, any of the Subsidiaries or the Offering;

(dddd)	the Company (i) has not made any significant acquisitions as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectus and for which a business acquisition report has not been filed under NI 51-102, (ii) has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102, and (iii) there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Final Prospectus;

(eeee)	the Company is not currently party to any agreement providing for the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise);

(ffff)	the Company is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of the Preliminary Prospectus and the Final Prospectus, will be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under Canadian Securities Laws in connection with the Offering of the Offered Securities that will not have been filed as required as at those respective dates;

(gggg)	the Company is not aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred by the Company under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) or analogous Canadian Securities Laws in the other Qualifying Jurisdictions;

(hhhh)	the Offered Securities qualify as qualified investments as described in the Preliminary Prospectus under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Offered Securities to cease to be qualified, during the period of distribution of the Offered Securities, as qualified investments to the extent so described in the Prospectus; and

(iiii)	all statements made in the Prospectus describing the Offered Securities and the respective attributes thereof are complete and accurate in all material respects.

SECTION 9

DISTRIBUTION OF OFFERED SECURITIES

9.1          The Underwriters shall, and shall require any investment dealer (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Securities (each, a “Selling Firm”) to agree to, comply with Canadian Securities Laws and U.S. Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold and shall seek the prior consent of the Company, such consent not to be unreasonably withheld, regarding the jurisdictions other than the Qualifying Jurisdictions and the United States where the Offered Securities are to be offered and sold. The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable but in any event no later than 42 days after the date of the Final Receipt; and (ii) as soon as practicable after the completion of the distribution of the Offered Securities, and in any event within 30 days after the later of the Closing Date or the last Option Closing Date, notify the Company thereof and provide the Company with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions.

9.2          The Underwriters and any Selling Firm shall be entitled to offer and sell the Initial Units and Additional Securities to purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws, and in other jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Securities. Any offer or sale of the Initial Units and Additional Securities to purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons will be made in accordance with Schedule A hereto.

9.3          For the purposes of this Section 9, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a Final Receipt or similar document for the Final Prospectus shall have been obtained from or deemed issued by the applicable Securities Commission following the filing of the Final Prospectus unless otherwise notified in writing by the Company.

9.4          During the Distribution of the Offered Securities, other than the Offering Documents, the press release announcing the Offering, and the Marketing Materials, the Underwriters shall not provide any potential investor with any materials or written communication in relation to the Distribution of the Offered Securities. The Company and the Underwriters, on a several basis, each covenant and agree (i) not to provide any potential investor of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Securities, (ii) not to provide any potential investor in the Qualifying Jurisdictions with any materials or information in relation to the Distribution of the Offered Securities or the Company other than (A) such marketing materials that have been approved and filed in accordance with NI 44-101, (B) the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, and (C) any “standard term sheets” (within the meaning of Canadian Securities Laws) approved in writing by the Company and the Co-Lead Underwriters, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and the Co-Lead Underwriters shall only be provided to potential investors in the Qualifying Jurisdictions.

9.5          Notwithstanding the foregoing provisions of this Section 9, an Underwriter will not be liable to the Company under this Section 9 or Schedule A with respect to a default under this Section 9 or Schedule A by another Underwriter or another Underwriter’s U.S. Affiliate or any Selling Firm appointed by another Underwriter. However, each Underwriter shall be liable to the Company under this Section 9 or Schedule A with respect to any breach by it, its U.S. Affiliate or any Selling Firm appointed by it of this Section 9 or of the selling restrictions set forth in Schedule A.

9.6          Neither the Company, nor the Underwriters or their U.S. Affiliates, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by applicable Laws or stock exchange rules. For greater certainty, during the period commencing on the date hereof and until completion of the Distribution of the Offered Securities, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review and comment by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Company will incorporate in such press releases all reasonable comments of the Underwriters. To deal with the possibility that the Initial Units and Additional Securities may be offered and sold to persons that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons, any such press release shall contain, in substantially the following form, a legend and comply with Rule 135e under the U.S. Securities Act: “THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.”

SECTION 10

COVENANTS OF THE COMPANY

10.1	The Company covenants and agrees with the Underwriters that the Company:

(a)	will promptly provide to the Underwriters and their counsel, during the period commencing on the date hereof and until completion of the Distribution of the Initial Units, drafts of any filings to be made with any securities exchange or regulatory body in Canada or the United States or any other jurisdiction by the Company or the Subsidiaries of information relating to the Offering or pursuant to the Company’s or the Subsidiaries’ continuous disclosure obligations under applicable Canadian Securities Laws for review by the Underwriters and their counsel prior to filing, and give the Underwriters and their counsel a reasonable opportunity to provide comments on such filing, subject to the Company’s timely disclosure obligations under applicable Canadian Securities Laws;

(b)	will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefor from the Securities Commissions have been obtained and will provide evidence satisfactory to the Underwriters of each such filing and copies of such receipts;

(c)	will advise the Underwriters, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents or suspending or seeking to suspend the trading of the Offered Securities; (ii) the suspension of the qualification of the Offered Securities for Distribution in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing any of the Offering Documents or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or any suspension respectively referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof promptly or if any such suspension occurs, to promptly remedy such suspension in accordance with this Agreement;

(d)	prior to the Closing Date or Option Closing Date, as applicable, make all reasonable arrangements that are within the control of the Company for the electronic deposit of the Common Shares and Warrants comprising the Initial Units and Additional Units, Additional Shares and Additional Warrants, as the case may be, pursuant to the non-certificated issue system of CDS on the Closing Date or Option Closing Date, as applicable. All fees and expenses payable to CDS and/or the Transfer Agent in connection with the electronic deposit and the fees and expenses payable to CDS in connection with the initial or additional transfers as may be required in the course of the Distribution of the Initial Units and Additional Securities shall be borne by the Company;

(e)	will use its commercially reasonable efforts to remain, and to cause each of the Subsidiaries to remain, until the expiry date of the Warrants, a corporation validly subsisting under the laws of its jurisdiction of incorporation or amalgamation, and to be duly licensed, registered or qualified as an extra-provincial or foreign corporation or entity in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction, provided that the Company shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Company ceases to be an “offering corporation” (within the meaning of the Business Corporations Act (Ontario));

(f)	will use its commercially reasonable efforts to maintain:

(i)	its status as a “reporting issuer” under Canadian Securities Laws and not in default of any requirement of such Canadian Securities Laws until the expiry date of the Warrants; and

(ii)	the listing of the Common Shares on the TSX or such other recognized stock exchange or quotation system as Canaccord, on behalf of the Underwriters, may approve (acting reasonably), until the expiry date of the Warrants, provided that (A) the foregoing is subject to the obligations of the directors to comply with their fiduciary duties to the Company; and (B) the Company shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Company ceases to be an “offering corporation” (within the meaning of the Business Corporations Act (Ontario));

(g)	will use its commercially reasonable efforts to ensure that the Common Shares partially comprising the Offered Securities and the Warrant Shares issuable upon the exercise of the Warrants and the Additional Warrants, as the case may be, are listed and posted for trading on the TSX on the Closing Date;

(h)	will apply the net proceeds from the issue and sale of the Offered Securities in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus;

(i)	will deliver to the Underwriters, as soon as practicable after the Final Prospectus and any Supplementary Material are prepared, the U.S. Placement Memorandum, incorporating the Final Prospectus or Supplementary Material, as the case may be, prepared for use in connection with the offer and sale of the Offered Securities to purchasers that are, or are acting for the account or benefit of, persons in the United States and U.S. Persons in compliance with the provisions of Schedule A;

(j)	prior to the Closing Date or Option Closing Date, as the case may be, will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect this Agreement and the transactions contemplated hereby, including to the Offering, and take all such steps as may be reasonably required within its power to implement to the full extent the provisions, and to satisfy the conditions, of this Agreement as it relates to the sale and issuance of Offered Securities;

(k)	will on or before the time of filing the Final Prospectus provide to the Underwriters a copy of the conditional listing approval of the Common Shares partially comprising the Offered Securities and the Warrant Shares issuable upon exercise of the Warrants and the Additional Warrants, as the case may be, on the TSX;

(l)	will forthwith notify the Underwriters of the breach of any covenant of this Agreement in any material respect by the Company, or upon the Company becoming aware that any representation or warranty of the Company contained in this Agreement or any document, instrument, certificate or other agreement delivered pursuant hereto is or was untrue or inaccurate in any material respect at the time such representation or warranty was made;

(m)	subject to compliance with Canadian Securities Laws, will not, at any time prior to the Closing of the Offering, halt the trading of the Common Shares on the TSX without the prior written consent of Canaccord, on behalf of the Underwriters (such consent not to be unreasonably withheld);

(n)	will cause the directors and officers of the Company and other persons referred to in Section 11.1(j) to deliver at the Closing Time on the Closing Date, the agreements contemplated by Section 11.1(j);

(o)	will duly execute and deliver the Warrant Indenture at the Closing Time on the Closing Date and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(p)	will ensure that at the Closing Time on the Closing Date or Option Closing Date, as applicable, the Warrants are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture;

(q)	ensure that the Warrant Shares issuable upon the exercise of the Warrants and the Additional Warrants, as the case may be, shall, upon issuance in accordance with terms thereof and receipt by the Company of payment therefor, be duly issued as fully paid and non-assessable Common Shares;

(r)	ensure that, at all times prior to the until the expiry date of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the exercise of the Warrants and the Additional Warrants, as the case may be; and

(s)	will, prior to the Closing Date or Option Closing Date, as the case may be, make available management of the Company for meetings with investors as scheduled by the Underwriters at the discretion of the Co-Lead Underwriters, acting reasonably.

SECTION 11

CLOSING CONDITIONS

11.1        The Underwriters’ obligation to purchase the Initial Units at the Closing Time on the Closing Date shall be subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived, in writing, in whole or in part by the Underwriters in their sole discretion:

(a)	the Underwriters shall have received at the Closing Time favourable legal opinions, dated the Closing Date, addressed to the Underwriters and to their counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, from the Company’s counsel, Fogler, Rubinoff LLP, and such local counsel in such Qualifying Jurisdictions where the Company’s counsel is not qualified to practice law as are acceptable to the Underwriters’ counsel, and all of such counsel may rely upon, only as to matters of fact, certificates of public officials and officers of the Company, and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(i)	the Company is a corporation existing under the Business Corporations Act (Ontario) and has all requisite corporate power, capacity and authority to carry on its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement and the Warrant Indenture, including to offer, issue, sell and deliver the Initial Units and the Additional Securities and to grant the Over-Allotment Option;

(ii)	the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of Canadian Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(iii)	as to the authorized share capital of the Company, and as to the number of issued and outstanding shares in the capital of the Company;

(iv)	the Common Shares partially comprising the Initial Units have been duly authorized and issued and upon receipt by the Company of payment therefor by the Underwriters as provided by this Agreement will be validly issued and outstanding as fully-paid and non-assessable Common Shares in the capital of the Company, and the Common Shares partially comprising the Additional Units and the Additional Shares have been duly authorized, reserved and allotted for issuance and, upon receipt by the Company of payment therefor by the Underwriters as provided by this Agreement, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(v)	the Warrants and Additional Warrants have been validly created and issued by the Company;

(vi)	the Warrant Shares issuable upon the exercise of the Warrants and the Additional Warrants, as the case may be, have been authorized and allotted for issuance and, upon the due exercise of the Warrants and the Additional Warrants, as the case may be, in accordance with the terms thereof and receipt by the Company of payment therefor, will be validly issued as fully paid and non-assessable Common Shares in the capital of the Company;

(vii)	each Subsidiary is a corporation existing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power, authority and capacity to carry on its business and to own, lease and operate its property and assets;

(viii)	as to the authorized and issued and outstanding share capital of each of the Subsidiaries and that all outstanding shares in the capital of each Subsidiary are wholly-owned by and registered in the name of the Company, other than with respect to CCTPC, in which case the Company holds 50 common shares in the capital of CCTPC registered in the name of the Company;

(ix)	that all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the Securities Commissions under the Canadian Securities Laws in each of the Qualifying Jurisdictions;

(x)	that all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of this Agreement and the Warrant Indenture and the performance of the Company’s obligations hereunder and thereunder, including to offer, issue, sell and deliver the Initial Units and the Additional Securities, and this Agreement and the Warrant Indenture has each been duly authorized, executed and delivered by the Company, and constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to customary qualification for enforceability;

(xi)	that the execution and delivery of this Agreement and the Warrant Indenture by the Company and the performance of the Company’s obligations hereunder and thereunder, including to offer, issue, sell and deliver the Initial Units and the Additional Securities and to grant the Over-Allotment Option, do not and will not contravene, or constitute a default under, or result in a breach or violation of, and do not and will not create a state of facts which, after notice or lapse of time or both, will contravene, constitute a default under, or result in a breach or violation of:

(A)	any of the terms, conditions or provisions of the articles or bylaws of the Company, or any resolution of any of the Company’s directors (or committees of directors) or shareholders; or

(B)	any provisions of applicable Laws of Ontario or of Canada applicable therein; or

(C)	the Credit Facility;

(xii)	that the attributes of the Offered Securities and the Warrant Shares conform in all material respects with the descriptions thereof in the Final Prospectus;

(xiii)	the form of definitive certificates representing the Common Shares and the Warrants have been duly approved and adopted by the Company and comply with applicable Law and the articles and the by-laws of the Company;

(xiv)	that the Common Shares partially comprising the Initial Units and Additional Units and the Warrant Shares issuable upon the exercise of the Warrants and Additional Warrants have been conditionally approved for listing on the TSX, subject only to customary and standard post-closing conditions imposed by the TSX in similar circumstances;

(xv)	as to the accuracy of the statements under “Eligibility for Investment” in the Final Prospectus, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(xvi)	TSX Trust Company, at its principal office in the City of Toronto has been duly appointed as the transfer agent and registrar for the Common Shares and as warrant agent in respect of the Warrants;

(xvii)	that all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Securities Commissions required under Canadian Securities Laws have been obtained, in each case by the Company, to qualify the Distribution of the Offered Securities and the Over-Allotment Option in each of the Qualifying Jurisdictions through investment dealers or brokers duly registered in such categories under the applicable Laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable Laws; and

(xviii)	that the issuance of the Warrant Shares issuable upon exercise of the Warrants and the Additional Warrants, as the case may be, is exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(b)	if any Offered Securities are sold to, or for the account or benefit of, persons in the United States and U.S. Persons, the Underwriters shall have received at the Closing Time from the United States counsel to the Company, a favourable legal opinion, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, dated the Closing Date and addressed to the Underwriters, that the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons are not required to be registered under the U.S. Securities Act if made in accordance with this Agreement, including the attached Schedule A;

(c)	the Underwriters shall have received at the Closing Time a “bring down” comfort letter dated the Closing Date from the Company’s auditors, RSM Canada LLP, addressed to the Underwriters and the board of directors of the Company, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 3.1(c) with such changes as may be necessary to bring the information therein forward to a date which is no earlier than two Business Days prior to the Closing Date, provided that such changes must be acceptable to the Underwriters acting reasonably;

(d)	the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters with respect to the articles and bylaws of the Company, all resolutions of the board of directors and shareholders of the Company and other corporate action relating to this Agreement, the Warrant Indenture, the Offering and to the authorization, offer, issue, sale and delivery of the Offered Securities and the Warrant Shares and the grant of the Over-Allotment Option, the incumbency and specimen signatures of signing officers;

(e)	the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company or any other officer acceptable to the Underwriters, addressed to the Underwriters, certifying on behalf of the Company and without personal liability, that, except as disclosed in the Final Prospectus or any Supplementary Material:

(i)	since the date of the Final Prospectus:

(A)	there shall have been no adverse change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Condition of the Company; and

(B)	no transaction out of the ordinary course of business has been entered into or is pending by the Company or the Subsidiaries,

that is material to the Company and the Subsidiaries taken as a whole;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Securities or any other securities of the Company shall have been issued or made by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, contemplated or threatened, by any Governmental Authority;

(iii)	the Company shall have duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv)	the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (provided that any representations and warranties that are qualified as to materiality shall be true and correct in all respects) as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(f)	the Underwriters shall have received a certificate of status or the equivalent dated within one Business Day of the Closing Date, in respect of the Company and the Subsidiaries;

(g)	the Company shall have received a Preliminary Receipt and a Final Receipt qualifying the Offered Securities for Distribution in the Qualifying Jurisdictions, and neither the Preliminary Receipt nor the Final Receipt shall be invalid or have been revoked or rescinded by any Securities Commission;

(h)	the Underwriters shall have received at the Closing Time such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters and their counsel may reasonably request;

(i)	the Company shall have fulfilled each of the covenants contained in this Agreement to the satisfaction of each of the Underwriters;

(j)	the Underwriters shall have received the executed Lock-Up Agreements, in substantially the form attached hereto as Schedule B, from each director and senior officer of the Company and certain of its shareholders;

(k)	there shall not be any misrepresentations in any of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum or any Supplementary Material or any undisclosed material adverse change or undisclosed material facts relating to the Company, the Subsidiaries or the Offered Securities; and

(l)	the Underwriters shall have received a certificate from TSX Trust Company, the Company’s registrar and transfer agent, as to the number of issued and outstanding Common Shares as at the end of the Business Day on the day prior to the Closing Date.

SECTION 12

CLOSING

12.1        The Closing of the purchase and sale of the Offered Securities will be completed at the Closing Time on the Closing Date or Option Closing Date, as applicable, at the offices of the Company’s counsel, or at any other place determined in writing by the Company and the Underwriters.

12.2        At the Closing Time on the Closing Date, the Company will deliver to Canaccord on behalf of the Underwriters:

(a)	certificates representing the Common Shares and Warrants comprising the Initial Units to be issued and sold by it on the Closing Date registered in the name of “CDS & Co.” for deposit into the book entry only system administered by CDS Clearing and Depository Services Inc. (“CDS”) or, alternatively, the Company shall deliver to the Underwriters in uncertificated form pursuant to the non-certificated inventory system of CDS the Common Shares and Warrants comprising the Initial Units to be issued and sold by it on the Closing Date registered in the name of “CDS & Co.”; and

(b)	such further documentation as may be contemplated herein or as the Securities Commissions or TSX may reasonably require,

against payment by Canaccord on behalf of the Underwriters of the aggregate Purchase Price for the Initial Units by wire transfer to the order of the Company in Canadian same day funds or by such other method as the Company and the Underwriters may agree upon; provided that the Canaccord shall be entitled to set off against and deduct from the aggregate Purchase Price, the Underwriters Fees payable by the Company in respect of the sale of the Initial Units together with the estimated expenses of the Underwriters payable by the Company as contemplated in Section 16 hereof.

12.3        In the event the Over-Allotment Option is exercised in accordance with its terms, the Company will, at or prior to each Option Closing Time, deliver to Canaccord, on behalf of the Underwriters:

(a)	certificates representing the Additional Shares and Additional Warrants comprising the Additional Units, Additional Shares and/or Additional Warrants to be issued and sold by it on such Option Closing Time registered in the name of “CDS & Co.” for deposit into the book entry only system administered by CDS or, alternatively, the Company shall deliver to the Underwriters in uncertificated form pursuant to the non-certificated inventory system of CDS the Additional Units, Additional Shares and/or Additional Warrants to be issued and sold on such Option Closing Time registered in the name of “CDS & Co.”;

(b)	the items listed in Section 11.1(a), Section 11.1(c), Section 11.1(d), Section 11.1(e) and Section 11.1(f), in each case dated the Option Closing Date, together with such further documentation as may be contemplated herein or as the Securities Commissions or TSX may reasonably require, against payment to the Company by Canaccord on behalf of the Underwriters of the aggregate purchase price for such Additional Securities by wire transfer to the order of the Company in Canadian same day funds or by such other method as the Company and the Underwriters may agree upon; provided that Canaccord shall be entitled to set off against and deduct from the aggregate purchase price for the Additional Securities, the Underwriters Fees payable by the Company in respect of the sale of the Option Shares together with the estimated expenses of the Underwriters payable by the Company as contemplated in Section 16 hereof.

12.4        The Company shall make all necessary arrangements for the exchange of definitive certificates delivered pursuant to Section 12.2(a) or Section 12.3(a), as applicable, on the date of delivery, at the principal offices of the registrar of the Company in the City of Toronto for certificates representing the Common Shares and Warrants comprising the Initial Units and the Additional Shares and Additional Warrants comprising any Additional Units, Additional Shares and/or Additional Warrants in such amounts and registered in such names as shall be designated by Canaccord not less than 48 hours prior to the Closing Time or Option Closing Time, as applicable. The Company shall pay all fees and expenses payable to or incurred by the registrar of the Company in connection with the preparation, delivery, certification and exchange of the definitive certificates contemplated by this Section 12.4 and the fees and expenses payable to or incurred by the registrar of the Company in connection with such additional transfers required in the course of the distribution of the Initial Units and any Additional Securities.

12.5        All or any part of the Underwriters Fees and other expenses contemplated to be paid to the Underwriters under this Agreement may be subject to Federal Goods and Services Tax and/or Harmonized Sales Taxes and any other applicable sales taxes in which event a corresponding additional amount will be payable by the Company to the Underwriters promptly upon request therefor by Canaccord.

SECTION 13

TERMINATION

13.1	If prior to the Closing Time:

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal), including matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened or any order made or issued under or pursuant to any Governmental Authority or there is any enactment or change in any Law, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters (or any of them), could operate to prevent, restrict or otherwise seriously adversely affect the distribution or trading of the Common Shares or Warrants, or the market price or value of the Common Shares;

(b)	there is a material change in the business, affairs, financial condition, prospects, capital or control of the Company and its Subsidiaries, taken as a whole, or a change in a material fact or a new material fact shall arise, or there should be discovered any previously undisclosed material fact required to be disclosed in an Offering Document that has or would be expected to have, in the sole opinion of the Underwriters (or any of them), acting reasonably, a significant adverse change or effect on the Condition of the Company or on the market price or the value of the Common Shares or other securities of the Company;

(c)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the sole opinion of the Underwriters, acting reasonably, seriously adversely affects, or involves, or might seriously adversely affect, or involve, the financial markets or the Condition of the Company;

(d)	the Company is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false;

(e)	any order to cease or suspend trading of the Common Shares or other securities of the Company or prohibiting or restricting the distribution of any securities of the Company, including the Offered Securities, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(f)	the Final Receipt is not received from the Ontario Securities Commission, as principal regulator, by 5:00 p.m. (Toronto time) on May 29, 2018, or such other time and/or date as may be agreed to between the Company and the Co-Lead Underwriters, acting reasonably; or

(g)	any Underwriter and the Company agree in writing to terminate this Agreement in relation to such Underwriter,

then any of the Underwriters shall be entitled, at its option in accordance with Section 13.3, to terminate its obligations under this Agreement in respect of any Offered Securities prior to Closing or any Offered Securities not then purchased under this Agreement by written notice to that effect given to the Company at any time prior to the applicable Closing Time.

13.2        All terms and conditions of this Agreement shall be construed as conditions, and any breach or failure by the Company to comply with any of such terms and conditions shall entitle the Underwriters, or any of them, to terminate their obligations to purchase the Offered Securities by notice to that effect given to the Company at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters.

13.3        The rights of termination contained in this Section 13.3 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of such Underwriters to the Company or on the part of the Company to such Underwriters except in respect of any liability which may have arisen or may thereafter arise under Section 14, Section 15 or Section 16. A notice of termination given by an Underwriter under this Section 13 shall not be binding upon any other Underwriter who has not also executed such notice.

SECTION 14

INDEMNITY

14.1       The Company shall fully indemnify and save harmless each of the Underwriters and Selling Firms (if any) and their respective subsidiaries and affiliates and each of their respective directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling any of the Underwriters or their affiliates (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against any and all losses, expenses, liabilities, claims (including securityholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party by any third party other than the Company or in enforcing this indemnity (collectively, the “Claims” and individually a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Losses and/or Claims relate to, are caused by, result from, arise out of, or are based upon, directly or indirectly, from or in consequence of the performance of professional services rendered to the Company by the Indemnified Parties hereunder or otherwise in connection with the Offering, whether performed before or after the date hereof, or otherwise in connection with the matters referred to in this Agreement, including, without limitation:

(a)	the breach of any representation or warranty of the Company made in any agreement, certificate, document or instrument delivered pursuant to this Agreement or the failure of the Company to comply with any of its obligations in any such agreement, certificate, document or instrument or any omission or alleged omission to state in any such agreement, certificate, document or instrument any fact required to be stated in or necessary to make any statement in such agreement, certificate, document or instrument not misleading in light of the circumstances under which it was made;

(b)	any information or statement (except any information or statement relating solely to the Underwriters or any of them and furnished in writing by the Underwriters or their legal counsel to the Company for use therein) in any of the Offering Documents containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, or based upon any omission or alleged omission to state in any such document any material fact (other than a material fact relating solely to the Underwriters) required to be stated in any of those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)	any order made or any inquiry, investigation or proceeding commenced, threatened or announced by any Governmental Authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them and furnished in writing by the Underwriters or their legal counsel to the Company for use therein) contained in any of the Offering Documents or any other document or material filed or delivered on behalf of the Company pursuant to this Agreement, preventing or restricting the trading in or the sale or Distribution of the Offered Securities or any other securities of the Company;

(d)	the non-compliance by the Company with any Canadian Securities Laws or U.S. Securities Laws in connection with the Offering, including the Company’s non-compliance with any statutory requirement to make any document available for inspection;

(e)	any misrepresentation or alleged misrepresentation made by the Company in connection with the Offering, whether oral or written, where such misrepresentation gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement;

(f)	any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its covenants or other obligations contained herein or to satisfy any conditions contained herein required to be satisfied by the Company; or

(g)	any failure or alleged failure to make timely disclosure of a material change by the Company, where such failure or alleged failure occurs during the Offering or during the period of Distribution or where such failure relates to the Offering or the Offered Securities and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

14.2        The Company agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with the Offering except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the negligence, fraudulent act, willful misconduct, or breach of agreement in the course of its performance under this Agreement of such Indemnified Party.

14.3        The Company will not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Company has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

14.4        Promptly after receiving notice of a Claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Indemnified Party will notify the Company in writing of the particulars thereof, provided that the omission so to notify the Company shall not relieve the Company of any liability which the Company may have to the Indemnified Party. The Company shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Company undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim, at the expense of the relevant Indemnified Party to the extent additional counsel or other external advisors are retained by such Indemnified Party.

14.5        In any such Claim, such Indemnified Party shall have the right to retain separate legal counsel to act on such Indemnified Party’s behalf, the reasonable fees and expenses of which counsel shall be at the expense of the Company if: (i) the Company does not assume the defence of the Claim within such 14 day period after receiving notice; (ii) the Company agrees to separate representation for the Indemnified Party, or (iii) the representation of the Company and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, provided that in no circumstances will the Company be required to pay the reasonable fees and expenses of more than one legal counsel for all Indemnified Parties.

14.6        Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were caused solely by the gross negligence, intentional fault or wilful misconduct of the Indemnified Party. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “negligence”, “intentional fault” or “willful misconduct” for the purposes of this Section 14 or otherwise disentitle the Underwriters from indemnification hereunder.

14.7        The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Underwriters, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Company as they occur.

14.8        To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

14.9        The Company agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates.

14.10      The indemnity and the contribution obligations of the Company pursuant to Section 14 and Section 15 shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and any of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

SECTION 15

CONTRIBUTION

15.1        In the event that the indemnity of the Company provided for in Section 14 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or is unavailable for any other reason, the Underwriters and the Company shall severally, and not jointly, contribute to the aggregate of all Claims and all Losses of the nature contemplated in Section 14 and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) the relative benefits received by the Underwriters, on the one hand (being the Underwriters Fees), and the relative benefits received by the Corporation, as applicable, on the other hand (being the gross proceeds derived from the sale of the Offered Securities less the Underwriters Fees), (ii) the relative fault of the Company, on the one hand and the Underwriters on the other hand, and (iii) relevant equitable consideration; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount paid or payable to the Underwriters or any other Indemnified Party under this Agreement. For greater certainty and notwithstanding anything to the contrary contained herein, the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters Fees or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, dishonesty, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such intentional fault, wilful misconduct or negligence.

15.2        Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

15.3        The rights to indemnification and contribution provided in Section 14 and this Section 15 shall be in addition to and not in derogation of any other rights which the Underwriters may have by statute or otherwise at Law.

SECTION 16

EXPENSES OF THE OFFERING

16.1       Whether or not the transactions herein contemplated shall be completed, the Company shall be responsible for its own costs and expenses related to the Offering, including the fees and expenses of counsel for the Company, including all expenses of, or incidental to, the authorization, allotment and issue of the Offered Securities and all expenses of, or incidental to, all other matters in connection with the transactions contemplated hereunder including: listing fees, expenses payable in connection with the qualification of the Distribution of the Offered Securities and the Over-Allotment Option, all fees and expenses of local counsel (including U.S. counsel to the Company), all fees and expenses of the Company’s auditors, translators, applicable experts, all reasonable fees and expenses of the Underwriters’ legal counsel, all reasonable out-of-pocket expenses incurred by the Underwriters relating to the marketing of the Offered Securities, all travel and roadshow and other costs relating to information meetings and to preparation of a “greensheet”, audio-visual and other information meetings materials and all costs incurred in connection with preparing, printing, translating and providing commercial copies of the Offering Documents and share certificates representing the Offered Securities, all fees and expenses of CDS and of the Company’s registrar and transfer agent and all applicable taxes thereon.

SECTION 17

UNDERWRITING PERCENTAGES AND DEFAULT

17.1        Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Initial Units shall be several only and not joint nor joint and several and shall be limited to the percentages of the aggregate number of Initial Units set out opposite the name of the Underwriters respectively below:

Canaccord Genuity Corp.	31.5%
GMP Securities L.P.	31.5%
Echelon Wealth Partners Inc.	18%
Bloom Burton Securities Inc.	9%
Cormark Securities Inc.	5%
Haywood Securities Inc.	5%

17.2        If an Underwriter shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Initial Units (or the Additional Units, if the Over-Allotment Option is exercised) at the Closing Time or Option Closing Time, as applicable, Canaccord may delay the Closing Date for not more than six (6) Business Days and the other Underwriters shall have the right, but shall not be obligated, to purchase the Initial Units or Additional Units, as applicable, which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to such Initial Units or Additional Units, as applicable, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligation of the defaulting Underwriter, then the Company shall have the right to either (i) proceed with the sale of the Initial Units or Additional Units, as applicable (less the defaulted Initial Units or Additional Units, as applicable), to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder, in which event there will be no further liability hereunder on the part of the Company or the non-defaulting Underwriters, except pursuant to the provisions of Section 14, Section 15 and Section 16.

SECTION 18

COMPANY RESTRICTED PERIOD

18.1       The Company shall not, without the prior written consent of Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, directly or indirectly, authorize, issue, grant, secure, pledge or sell any Common Shares or other securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company, or agree or publicly announce any intention to do any of the foregoing, in any manner whatsoever, at any time prior to 90 days after the Closing Time, other than: (i) pursuant to this Agreement; (ii) pursuant to the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements, provided such stock options and other similar issuances are not granted or issued with an exercise price that is less than the Purchase Price; (iii) the exercise of outstanding warrants; (iv) obligations of the Company in respect of existing agreements; or (v) the issuance of securities by the Company in connection with acquisitions in the normal course of business.

SECTION 19

ACTIONS ON BEHALF OF THE UNDERWRITERS

19.1        Except with respect to Section 13 and Section 14 of this Agreement, all transactions, notices and waivers on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by Canaccord, as specified herein, whom the Underwriters have hereby authorized to act on their behalf, and, where practicable, Canaccord will in good faith discuss with the other Underwriters the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Company may rely entirely on any such transaction or notice as binding all Underwriters.

19.2        In performing their respective obligations under this Agreement, the Underwriters shall be acting severally, and not jointly no jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

SECTION 20

SURVIVAL OF REPRESENTATIONS, ETC.

20.1        The representations, warranties, obligations and agreements of the Company contained herein and in any certificate, instrument, agreement or other document delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase of the Offered Securities, any subsequent disposition of the Offered Securities by the Underwriters or the termination of the Underwriters’ obligations and shall continue in full force and effect unaffected by the Closing for the later of (i) two (2) years from the Closing date, and (ii) such maximum period of time as the Underwriters or any purchaser of Offered Securities under the Prospectus may be entitled to commence an action, or exercise a right of rescission, with respect to a misrepresentation contained or incorporated by reference in any of the Offering Documents pursuant to, as applicable, Canadian Securities Laws, U.S. Securities Laws, civil or common law rights or otherwise, and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or the Distribution of the Offered Securities or otherwise. Notwithstanding the prior sentence, the indemnification and contribution provisions contained in this Agreement shall survive and continue in full force and effect indefinitely. The Company agrees that the Underwriters shall not be presumed to know of the existence of a claim against the Company under this Agreement or any certificate, instrument, agreement or other document delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities as a result of any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or the Distribution of the Offered Securities or otherwise.

SECTION 21

NOTICES

21.1       Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication (a “Communication”) that is or may be given or made hereunder shall be in writing addressed as follows:

(a)	If to the Company, at:

CannTrust Holdings Inc.

3280 Langstaff Road, Building 1, Unit 1

Vaughan, ON L4K 5B6

Attention: Eric Paul

with a copy in the case of a Communication to the Company to:

Fogler, Rubinoff LLP

77 King Street West, Suite 3000, P.O. Box 95

TD Centre North Tower

Toronto, ON M5K 1G8

Attention: Rick Moscone

Email: rmoscone@foglers.com

(b)	If to the Underwriters, addressed and sent to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3100

Toronto, ON M5J 2S1

Attention: Steve Winokur

Email: swinokur@canaccordgenuity.com

GMP Securities L.P.

145 King Street West

Toronto, ON M5H 1J8

Attention: Steve Ottaway

Email: steveo@gmpsecurities.com

Echelon Wealth Partners Inc.

130 King St. West, Suite 2500

P.O. Box 47

Toronto, ON M5X 2A2

Attention: Dave Anderson

Email: danderson@echelonpartners.com

Bloom Burton Securities Inc.

65 Front Street East, Suite 300

Toronto, ON M5E 1B5

Attention: Jolyon Burton

Email: jburton@bloomburton.com

Cormark Securities Inc.

Royal Bank Plaza, South Tower, Suite 2800

200 Bay Street

Toronto, ON M5J 2J2

Attention: Chris Shaw

Email: cshaw@cormark.com

Haywood Securities Inc.

Brookfield Place

181 Bay Street

Suite 2910, P.O. Box 808

Toronto, ON M5J 2T3

Attention: Campbell Becher

Email: cbecher@haywood.com

with a copy in the case of a Communication to any of the Underwriters to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

PO Box 367, 100 King Street West

Toronto, ON M5X 1E2

Attention: Derek Sigel

Email: derek.sigel@dlapiper.com

or to such other address as any of the parties may designate by notice given to the others.

21.2       Each Communication shall be personally delivered to the addressee or sent by e-mail to the addressee and a Communication which is personally delivered or e-mailed shall, if delivered before 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

SECTION 22

GOVERNING LAW

22.1       This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

SECTION 23

TIME

23.1        Time shall be of the essence of this Agreement.

SECTION 24

HEADINGS

24.1        Headings are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

SECTION 25

SUCCESSORS AND ASSIGNS

25.1       This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation or arrangement) and permitted assigns and upon the heirs, executors, legal representatives, successors and permitted assigns of those for whom the Underwriters are contracting pursuant to Section 14.8. No party shall assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto.

SECTION 26

SEVERABILITY

26.1       If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

SECTION 27

PUBLIC ANNOUNCEMENTS

27.1       The Company agrees that it shall not make any public announcements regarding the transactions contemplated hereunder without the prior written consent of Canaccord, on behalf of the Underwriters, such consent not to be unreasonably withheld. The Company agrees that, following Closing, each of the Underwriters may place “tombstone” and other advertisements relating to its role in connection with the Offering.

SECTION 28

MISCELLANEOUS

28.1        Each of the parties hereto shall be entitled to rely on delivery of a PDF copy of this Agreement and acceptance by each such party of any such PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

28.2        This Agreement and the other documents referred to in this Agreement constitute the entire agreement among the Underwriters and the Company relating to the subject matter of this Agreement and supersede all prior agreements among those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

28.3        This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

28.4        No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

28.5        In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

28.6        The Company acknowledges that each Underwriter is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, each Underwriter and/or any of its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Company or any other company that may be involved in a transaction or related derivative securities.

28.7        The Company acknowledges and agrees that: (i) the purchase and sale of the Offered Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Underwriters; (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company; (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favour of the Company with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is concurrently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

28.8        The Company acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and its engagement hereunder are intended solely for the Company’s benefit and the Company’s internal use only with respect to the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance. Any advice or opinions given by the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to the Underwriters or this Agreement.

[Signature page follows]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance on the accompanying counterparts of this letter, return the same to us whereupon this letter as so accepted shall constitute an agreement between us in accordance with the foregoing.

CANACCORD GENUITY CORP.

By:	Signed “Steve Winokur”
	Name:	Steve Winokur
	Title:	Managing Director

GMP SECURITIES L.P.

By:	Signed “Steve Ottaway”
	Name:	Steve Ottaway
	Title:	Managing Director

ECHELON WEALTH PARTNERS INC.

By:	Signed “Dave Anderson”
	Name:	Dave Anderson
	Title:	Head of Investment Banking

BLOOM BURTON SECURITIES INC.

By:	Signed “Jolyon Burton”
	Name:	Jolyon Burton
	Title:	President & Head of Investment Banking

CORMARK SECURITIES INC.

By:	Signed “Chris Shaw”
	Name:	Chris Shaw
	Title:	Managing Director, Investment Banking

HAYWOOD SECURITIES INC.

By:	Signed “Campbell Becher”
	Name:	Campbell Becher
	Title:	Managing Director, Investment Banking

[Signature page to CannTrust Holdings Inc. Underwriting Agreement May 22, 2018]

The foregoing offer is accepted and agreed to by us as of the date first above written.

CANNTRUST HOLDINGS INC.

By:	Signed “Eric Paul”
	Name:	Eric Paul
	Title:	Chief Executive Officer

[Signature page to CannTrust Holdings Inc. Underwriting Agreement May 22, 2018]

Schedule A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(b)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated or organized under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the Internet, or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(e)	“Qualified Institutional Buyer” means a “qualified institutional buyer”, as that term is defined in Rule 144A;

(f)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(g)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(h)	“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

(i)	“SEC” means the United States Securities and Exchange Commission;

(j)	“Securities” mean the Offered Securities, the Common Shares and Warrants comprising the Offered Securities, and the Warrant Shares issuable upon exercise of the Warrants; and

(k)	“Substantial U.S. Market Interest” means “substantial U.S. market interest”, as that term is defined in Rule 902(j) of Regulation S.

A-1

A.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on its own behalf and on behalf of its U.S. Affiliate, acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Securities may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons except pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Accordingly, each of the Underwriters, on its own behalf and on behalf of its U.S. Affiliate, represents, warrants, covenants and agrees to and with the Company, as at the date of this Agreement and as at the Closing Time and any Option Closing Time, that:

1.	(i) It has offered and sold and will offer and sell the Securities in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) it has offered and sold and will offer and sell the Securities through its U.S. Affiliate to, or for the account or benefit of, persons in the United States and U.S. Persons that are Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the U.S. Securities Act under Rule 144A and in compliance with similar exemptions under applicable state securities laws, and such purchaser will be required to provide an executed U.S. QIB Letter in the form set forth as Exhibit A to the U.S. Placement Memorandum. Accordingly, except as set forth herein, the Underwriter has not made or will not make (i) any offer to sell or solicitation of an offer to buy any of the Securities to, or for the account or benefit of, a person in the United States or a U.S. Person or (ii) any sale of the Securities to any person unless (1) the offer to sell such Securities was not made to, or for the account or benefit of, a person in the United States or a U.S. Person, (2) such person was outside the United States and not a U.S. Person at the time it placed the order to purchase such Securities, or the Underwriter, its affiliates (including, without limitation, its U.S. Affiliate) and any person acting on its or their behalf reasonably believe that at the time such person placed the order to purchase such Securities such person was outside the United States and not a U.S. Person; or (iii) any Directed Selling Efforts.

2.	The Underwriter, acting through its U.S. Affiliate, may offer the Securities only to offerees that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons with respect to which the Underwriter has a pre-existing relationship and has reasonable grounds to believe, and did or will believe are Qualified Institutional Buyers and at the time of each sale to such purchaser that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, the Underwriter, acting through its U.S. Affiliate, will have reasonable grounds to believe and did or will believe that each such purchaser purchasing Securities is a Qualified Institutional Buyer.

3.	All purchasers of the Securities who are, or are acting for the account or benefit of, persons in the United States or U.S. Persons or who were offered Securities in the United States shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to them in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A, and in compliance with similar exemptions under applicable state securities laws.

4.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Securities, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. It shall require its U.S. Affiliate and each Selling Firm to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. Affiliate and Selling Firm.

5.	All offers of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons made by it have been and will be made by the Underwriter’s U.S. Affiliate and all sales of such Securities to, or for the account or benefit of, persons in the United States or U.S. Persons shall be and will be made by the Underwriter’s U.S. Affiliate, in each case to Qualified Institutional Buyers in compliance with Rule 144A and in transactions exempt from registration under any applicable state securities laws.

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6.	It and its U.S. Affiliate have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers to buy, and have not offered to sell and will not offer to sell, Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.	It and its U.S. Affiliate are Qualified Institutional Buyers, and all offers and sales of Securities have been or will be made to, or for the account or benefit of, persons in the United States or U.S. Persons in accordance with all applicable U.S. federal and state laws or regulations governing the registration and conduct of securities brokers or dealers and applicable rules of the Financial Industry Regulatory Authority, Inc. Each U.S. Affiliate that makes offers or sales to, or for the account or benefit of, persons in the United States or U.S. Persons is on the date hereof, and will be on the date of each offer and sale of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements).

8.	Immediately prior to making an offer of Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer. At the time of each sale of Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each such purchaser is a Qualified Institutional Buyer.

9.	Prior to any sale of Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, each such purchaser will be provided with the U.S. Placement Memorandum containing the Final Prospectus and will be required to execute the U.S. QIB Letter in the form attached as Exhibit A to the U.S. Placement Memorandum containing the Final Prospectus.

10.	Each offeree of Securities that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person shall be provided with a copy of either of the U.S. Placement Memorandum containing the Preliminary Prospectus or the U.S. Placement Memorandum containing the Final Prospectus. Each purchaser of Securities that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person shall be provided, prior to time of purchase of any Securities, with a copy of the U.S. Placement Memorandum containing the Final Prospectus.

11.	At least one Business Day prior to the Closing Date and the Option Closing Date, as applicable, the Company and its transfer agent will be provided with a list of all purchasers of the Securities that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons or that were offered the Securities in the United States.

12.	At the Closing and the Option Closing Time, as applicable, each Underwriter, together with its U.S. Affiliate, that participated in the offer and sale of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, will either: (i) provide a certificate, substantially in the form of Exhibit A to this Schedule A, relating to the manner of the offer and sale of the Securities, or (ii) be deemed to have represented and warranted that none of it, its U.S. Affiliate or any one acting on its or their behalf, has offered or sold any Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

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13.	None of the Underwriter, its U.S. Affiliate or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

B.	Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees to and with the Underwriters, as at the date of this Agreement and as at the Closing Time and any Option Closing Time, that:

1.	The Company is, and at the Closing Time and any Option Closing Time will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares.

2.	The Company is not, and as a result of the sale of the Securities contemplated hereby and the application of the proceeds of the Offering will not be, an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended (the “1940 Act”), registered or required to be registered under the 1940 Act.

3.	Except with respect to offers and sales by the Underwriters through the U.S. Affiliates to Qualified Institutional Buyers in compliance with Rule 144A, none of the Company, any of its affiliates, or any person acting on any of their behalf (other than the Underwriters, their affiliates (including the U.S. Affiliates), any Selling Firm and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made), has made or will make any offers to sell, solicitations of offers to buy or any sales of Securities except for offers and sales made through the Underwriters and their U.S. Affiliates, in compliance with this Schedule A. Accordingly, except as set forth herein, the Company has not made and will not make (i) any offer to sell or solicitation of an offer to buy any of the Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, (ii) any sale of the Securities to any person unless (1) the offer to sell such Securities was not made to, or for the account or benefit of, a person in the United States or a U.S. Person, (2) such person was outside the United States and not a U.S. Person at the time it placed the order to purchase such Securities, or the Company, its affiliates and any person acting on its or their behalf reasonably believe that, at the time such person placed the order to purchase such Securities, such person was outside the United States and not a U.S. Person.

4.	During the period in which the Securities are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates (including the U.S. Affiliates), any Selling Firm or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons in accordance with this Schedule A, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States to non-U.S. Persons in accordance with the Underwriting Agreement, including this Schedule A.

5.	None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates (including the U.S. Affiliates), any Selling Firm or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.	The Securities satisfy the requirements set out in Rule 144A(d)(3) under the U.S. Securities Act.

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7.	For so long as any Securities which have been sold to, or for the account or benefit of, persons in the United States or U.S. Persons in reliance upon the exemption provided by Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company will furnish to any holder of such Securities which have been sold in reliance upon Rule 144A and any prospective purchaser thereof designated by such holder in the United States, upon request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit such holders of the Securities to effect resales under Rule 144A).

8.	The U.S. Placement Memorandum (and any other material or document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Securities) include, or will include, statements substantially to the effect that the Securities have not been registered under the U.S. Securities Act and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons unless an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available. Such statements have appeared, or will appear, in the U.S. Placement Memorandum, and in any press release issued by the Company or anyone acting on the Company’s behalf relating to the Offering.

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EXHIBIT A TO SCHEDULE A

UNDERWRITER’S CERTIFICATE

In connection with the private placement of the Securities of CannTrust Holdings Inc. (the “Company”) to, or for the account or benefit of persons in the United States and U.S. Persons pursuant to the underwriting agreement dated as of May 22, 2018 between the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

1.	[Name of U.S. broker dealer Affiliate] is on the date hereof, and was on the date of each offer and sale of the Securities made by it to, or for the account or benefit of, a person in the United States or a U.S. Person, a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and the securities laws of each state in which an offer or sale of Securities was made by us (unless exempted from the respective state’s broker dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (“FINRA”), and all offers and sales of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by or through [Name of U.S. broker dealer Affiliate] have been and will be effected in accordance with all U.S. federal and state broker dealer requirements;

2.	prior to the purchase of any Securities by, or for the account or benefit of, a person in the United States or a U.S. Person, each offeree that was, or was acting for the account or benefit of, a person in the United States or a U.S. Person was provided with a copy of the U.S. Placement Memorandum, and no other written material, other than the U.S. Placement Memorandum and any Supplementary Material approved by the Company for use in presentations to prospective purchasers, was used by us in connection with the offer and sale of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons;

3.	immediately prior to offering Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each purchaser that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person purchasing Securities through or from us is a Qualified Institutional Buyer;

4.	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, on the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons;

5.	all offers and sales of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons have been effected by [Name of U.S. broker-dealer Affiliate] in accordance with all applicable U.S. federal and state broker-dealer requirements and FINRA rules;

6.	prior to any sale of the Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, we caused each such purchaser to execute a U.S. QIB Letter in the form attached as Exhibit A to the U.S. Placement Memorandum;

7.	we have not taken nor will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act; and

8.	all offers and sales of the Securities have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A thereto.

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Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

DATED this _____ day of __________________________, 2018 ..

[UNDERWRITER]

By:
	Name:	c/s
Title:

[U.S. BROKER DEALER AFFILIATE]

By:
Name:
Title:

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Schedule B

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

Canaccord Genuity Corp.

GMP Securities L.P.

c/o Canaccord Genuity Corp.

P.O. Box 516

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Re:	Proposed Offering of Units of CannTrust Holdings Inc.

Ladies & Gentlemen:

Reference is made to the underwriting agreement dated May 22, 2018 (the “Underwriting Agreement”) between Canaccord Genuity Corp. and Canaccord Genuity Group of Companies (collectively, “Canaccord”) and GMP Securities L.P. (“GMP”), as co-lead underwriters (the “Co-Lead Underwriters”), Echelon Wealth Partners Inc., Bloom Burton Securities Inc., Cormark Securities Inc. and Haywood Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters”) and CannTrust Holdings Inc. (the “Company”) relating to the bought deal offering of 9,700,000 units (“Units”) in the capital of the Company at a purchase price of $9.00 per Unit for aggregate gross proceeds of $87,300,000 (the “Offering”).

The undersigned recognizes that the Offering will benefit both the Company and the undersigned (as a shareholder of the Company) and acknowledges that the Underwriters are relying on the representations and covenants of the undersigned contained in this agreement (the “Lock-up Agreement”) in carrying out and completing the Offering.

As used herein, “Locked-up Securities” means any Common Shares or other equity securities of the Company (or securities convertible or exercisable into Common Shares or other equity securities) held, directly or indirectly, by the undersigned on the date hereof, including, for greater certainty, any Common Shares issued to or purchased by the undersigned in the Offering.

In consideration of the foregoing, the undersigned will not, and will not permit any of his, her or its affiliates (as such term is defined in the Securities Act (Ontario)) to, directly or indirectly, without the consent of Canaccord (on behalf of the Underwriters), such consent not to be unreasonably withheld, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form or agreement or arrangement the consequence of which is to alter economic exposure to, any Common Shares or other securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company, or agree or publicly announce any intention to do any of the foregoing, in any manner whatsoever, at any time prior to 90 days after the closing of the Offering (the “Lock-Up Period”) without the consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Underwriters acknowledge and agree that the officers and directors of the Company and certain of its shareholders, including the undersigned, shall be permitted to sell up to an aggregate of 10% of their respective Locked-up Securities.

The restrictions in the foregoing paragraph shall not apply to: (A) transfers to affiliates of the undersigned, or to any company, trust or other entity owned by or maintained for the benefit of the undersigned; (B) transfers occurring by operation of law or in connection with transactions as a result of the death of the undersigned, provided that in each of (A) and (B) above, that any such transferee shall first execute a lock-up agreement with the Underwriters in substantially the same form as this Lock-Up Agreement with respect to the Locked-Up Securities for the remainder of the Lock-Up Period; (C) the exercise of stock options pursuant to the share incentive plan of the Company or other share compensation arrangements; or (D) the exercise of outstanding warrants.

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The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof.

This Lock-Up Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. This Lock-Up Agreement shall not be assigned by the undersigned without the prior written consent of Canaccord on behalf of the Underwriters. This Lock-Up Agreement is irrevocable and will be binding on the undersigned and its respective successors, heirs, personal or legal representatives and permitted assigns.

(signature page to follow)

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DATED this _______ day of _______________________, 2018.

Corporate Shareholder:

Print name of Shareholder

By:
Authorized Signature

Print Name of Signatory
(if different from Shareholder)

Title of Signatory
(if Signatory different from Shareholder)

Individual Shareholder:

(Print name of Shareholder)	(Print name of Witness)

(Signature)	(Signature of Witness)

Number and type of securities of the
Company subject to this lock-up agreement:

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